UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41524
___________________________________

Rentokil Initial plc
(Registrant’s name)
___________________________________

Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
_____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Preliminary Results dated 05 March 2026

2025 Preliminary Results

●	Evolved strategy improves performance with H2 Organic Revenue1 Growth of 3.5% (H1: 1.6%).
●	Improvement in North America Pest Control Services Organic Revenue Growth to 2.6% in Q4.
●	Free Cash Flow Conversion1 of 98% ahead of guidance.
●	On track to deliver North America 2027 targets of $100m cost reduction and above 20% margin.
●	Simplified approach to deliver c.800 branches and c.30 retained brands in North America.

Financial Results Continuing Operations	Adjusted Results1				Statutory Results
$m	2025 $m	2024 $m	Change (reported )%	Change (constant currency) %	2025 $m	2024 $m	Change (reported) %	Change (constant currency) %
Revenue	6,908	6,617	4.4%	3.8%	6,908	6,617	4.4%	3.8%
EBITDA	1,430	1,365	4.8%
Operating Profit	1,070	1,008	6.2%	5.4%	584	644	(9.3%)	(10.2%)
Operating Profit margin	15.5%	15.2%	0.3%pts	0.3%pts	8.5%	9.7%	(1.2%pts)	(1.3%pts)
Profit before Tax	876	842	4.0%	4.1%	390	462	(15.6%)	(15.3%)
Free Cash Flow	615	494	24.5%
Basic EPS	25.91c	25.31c	2.4%		11.49c	13.72c	(16.3%)
Dividend Per Share	12.39c	12.03c	3.0%
Net debt	3,650	4,017
Net debt:EBITDA	2.6x	2.9x

Andy Ransom, Chief Executive of Rentokil Initial plc ("the Company"), said:

"2025 has been a year of encouraging progress with improving performance through the second half, after the strategic initiatives we implemented from Q1 2025. North America delivered a quarter-on-quarter improvement in Organic Revenue Growth and in the value of the contract portfolio. Organic Revenue Growth in our International business accelerated to 3.4% in the second half with solid demand in the UK, Southern Europe, India and Indonesia. This performance, alongside continued cost discipline, delivered Group Adjusted Operating Profit Growth of 5.4%.

"In North America, we are continuing to execute our evolved marketing and multi-brand strategy. Informed by the strong growth in leads from our regional brand strategy, we are planning to retain 30 national, regional and local brands that represent over 90% of our revenue. Retaining more local brands and their branches, and expanding our network of small, local branches following the success of our first 150 satellite branches, will give us greater customer proximity and a stronger local brand presence across a total branch network of around 800 by the end of 2026. This, combined with an enhanced and streamlined approach to systems migration, simplifies the remaining integration.

"We have made good progress in cash generation and cost discipline across the Group. Free Cash Flow Conversion of 98% is ahead of expectations and we have reduced leverage to 2.6x. Our efficiency programme has made a good start, and we remain on track to deliver the c.$100m cost reduction opportunity and an operating margin for North America above 20% in 2027.

"It is encouraging to see the strategic initiatives we put in place at the start of this year driving an improved performance. There is still more to do, building on this progress, to fully realise the potential of this business. Our leading positions in the North American pest market, and other key global markets, provide a solid foundation and mean we are well-placed to capitalise on strong industry growth forecasts for the coming years. In the short term, whilst recent geopolitical events create uncertainty, our plans to further increase growth and margins give us confidence in delivering a 2026 performance in line with market expectations. As I pass the baton to Mike, I would like to extend my sincere gratitude to all of our colleagues for their dedication and hard work throughout my 12 years as CEO."

Organic Revenue Growth	Q1	Q2	Q3	Q4	H1	H2	Full Year
Group	1.6%	1.6%	3.4%	3.5%	1.6%	3.5%	2.6%
North America	0.7%	1.4%	3.4%	3.6%	1.1%	3.5%	2.3%
North America Pest Control Services	-0.2%	0.3%	1.8%	2.6%	0.1%	2.2%	1.1%
North America Business Services	5.6%	9.2%	11.9%	7.8%	7.8%	9.8%	8.9%
International	3.2%	2.0%	3.4%	3.4%	2.6%	3.4%	3.0%

2025 Financial Highlights1

●	Q4 Group Organic Revenue Growth1 of 3.5% including 3.6% in North America and 3.4% in International.
●	Q4 North America Pest Control Services Organic Growth of 2.6%, up from 1.8% in Q3 and 0.1% in H1.
●	FY25 Group Organic Revenue Growth of 2.6%, with improved performance in the second half.
●	Group Adjusted Operating Profit1 up 5.4%, with 16.7% growth in H2 benefiting from the phasing of cost efficiency initiatives in North America.
●	Group Adjusted Operating Margin1 of 15.5%, up 0.3%pts. North America Operating Margin of 17.4%, up 0.4%pts.
●
Additional provision for Termite Damage claims in H2 of $122m, taking the total for FY25 to $201m. After $95m of cash-settled claims in 2025, closing provision of $384m. Current estimate for 2026 cash outflow at similar levels to 2025.

●
Free Cash Flow1 of $615m, up 24.5% year-on-year, and Free Cash Flow Conversion of 98%, ahead of guidance due to real-estate sales and some one-off benefits within the overall working capital improvement.

●	Net debt to Adjusted EBITDA1 ratio reduced to 2.6x (FY24: 2.9x), after a $181m adverse foreign exchange impact on translation of year end net debt.
●	Recommended final dividend of 8.24 cents, up 4.6%; total FY25 dividend of 12.39 cents, up 3%.
2025 Strategic and Operational Highlights

North America Pest Control: Quarter-on-Quarter improvement in Organic Growth

At the start of 2025, we implemented a number of strategic initiatives focused on growth and increasing the value of our contract portfolio through winning new customers, retaining existing customers and pricing discipline. This evolved strategy has delivered an improved performance.

●	Refocused marketing investment towards organic lead generation and more efficient paid marketing delivered growth in residential lead flow of 7.1% in H2 and a double-digit reduction in cost per lead.
●	Investment behind additional regional brands delivered strong growth in lead flow.
●	Over 150 smaller, local branches open under the satellite programme - which has boosted customer proximity and reviews, and lead generation.
●	Moved sales accountability back into branches, driving up visits per day and services proposed.
●	Encouraging summer door-to-door pilot in 25 sales territories with planned expansion to 40 territories in 2026.
●	Focus on leadership in underperforming branches - over 90 branch manager changes during the year.
●	Sustained pricing discipline with price increases slightly above inflation.
●	North America customer retention improved to 80.5%. (FY24: 80.1%).
●	North America colleague retention improved to 82.2%. (FY24: 79.4%), +12%pts in the last 3 years.
North America Pest Control: Streamlining operations - Brands, Branches and Systems

●
Building on the success of our broader brand strategy and enhanced data analysis, we are now planning to retain 30 national, regional and local brands with strong brand equity covering over 90% of revenues to maximise demand penetration.

●
We are expanding our network of small, local branches from the satellite programme, and retaining more local brands and their branches, which will take our network to around 800 highly targeted locations to maximise customer proximity and market demand penetration, yielding a strong return on investment.

●
Pausing integration and evaluating how to simplify our approach has led to an in-development BI (Business Intelligence) tool allowing multiple systems to be maintained, significantly reducing the operational impact of branch integrations.

●	We are encouraged by the results from the Commercial branch migrations and now have 75% of our Commercial revenues consolidated under dedicated branch and regional leadership.
●
We have begun the roll-out of a simplified remuneration approach for Commercial sales and designed a harmonised pay policy for new service colleagues which offers a 'grandfathering' choice for existing colleagues.

North America: Business simplification and cost efficiencies

●
Cost efficiency initiatives remain on track to deliver a cost reduction of c.$100m in 2027 compared to an inflation-adjusted 2024 base. Initiatives include streamlining and simplifying the business through Global Capability Centres, outsourcing, procurement and digital enablement, with $25m savings delivered in 2025.

●	In 2027, these cost savings and an improved organic growth rate, are expected to deliver a North America Operating Profit margin above 20%.
International: Improved second half performance

●	FY25 Organic Revenue Growth of 3.0% converted into Adjusted Operating Profit Growth of 5.7% with Adjusted Operating Profit margin of 19.8%, up 0.2%pts year-on-year.
●	H2 Organic Revenue Growth of 3.4% after 2.6% in H1.
●
Good volumes and a strong demand and pricing environment across our scale markets of the UK, the Southern European markets of Spain and Portugal and the faster growing economies of Indonesia and India.

●	We are assessing further cost efficiency opportunities across our International businesses.
Investing in data capabilities, product innovation and AI to drive performance and productivity

●	Through 2025, we invested in capabilities to capture the opportunity of data and to enable AI usage:
	-	The roll-out of Gemini to c.63,400 colleagues is expected to improve productivity over time.
-
In-house "RAT-GPT" portal launched with over 100 AI agents in development to support growth and efficiency such as a new model which prioritises leads based on factors such as likelihood to convert, sales value and future customer value.

●	The focus in 2026 is on advancing these AI agents to further drive productivity and operational excellence.
●	We continue to leverage the investments made in product innovation as a competitive advantage with over 600,000 Pest Connect devices now in operation.
Ongoing investment in bolt-on M&A: 36 businesses with revenues of c.$63m in year prior to purchase acquired for $115m

●
FY25 spend of $115m was below our guidance, with a number of deals slipping into 2026. Our pipeline of potential deals leading into 2026 is healthy, and at this time we expect to spend around $200m on M&A in 2026.

Appointment of new Chief Executive

On 13 January 2026 we announced the appointment of Mike Duffy as Chief Executive (CEO) and Executive Director. Mike joined as CEO Designate on 16 February and will become CEO on 16 March. Andy Ransom (CEO) and Paul Edgecliffe-Johnson (CFO) will host the FY25 virtual results presentation to be held today, 5 March 2026.

2026 Outlook

●
Despite some weather-related disruption in North America in January, and increased uncertainty from recent geopolitical events, we expect to deliver FY 2026 financial results in line with market expectations.

Enquiries:

Investors / Analysts:	Heather Wood	Rentokil Initial plc	+44 7808 098793
Media:	Malcolm Padley	Rentokil Initial plc	+44 7788 978199

A management presentation and Q&A for investors and analysts will be held virtually today, 5 March 2026 at 8.30am (UK time). Dial-in details will be provided on the website (https://www.rentokil-initial.com/investors.aspx). A recording will be made available following the conclusion of the presentation.

Notes

With effect from 1 January 2025 the Group changed its presentation currency from sterling to US dollars. All comparatives from 2024 have been represented in US dollars. In addition and following the acquisition of the Terminix business whereby the majority of the Group's revenues are now in North America, the Group's remaining regions have been combined into an International segment and reporting is on this basis. In order to help understand the underlying trading performance, unless otherwise stated, all commentary and comparable analysis in the summary and operating review relates to the continuing operations of the Group on a constant currency basis. The France Workwear business has been classified as a discontinued operation since 31 May 2025 following the announcement of the sale of the business which completed on 30 September 2025, and all comparatives have been represented accordingly.

1 Non-IFRS measures - This statement includes certain financial performance measures which are not measures defined under International Financial Reporting Standards (IFRS). These measures include Adjusted Operating Profit, Adjusted Profit Before Tax, Adjusted Profit After Tax, Adjusted EBITDA, Adjusted Interest, Adjusted Earnings Per Share, Free Cash Flow, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion, Adjusted Effective Tax Rate and Organic Revenue. Management believes these measures provide valuable additional information for users of the financial statements to aid better understanding of the underlying trading performance. Adjusted Operating Profit, Adjusted Profit Before/After Tax and Adjusted EBITDA exclude certain items that could distort the underlying trading performance of the business. An explanation of all the above non-IFRS measures used along with reconciliation to the nearest IFRS measures is provided in Use of Non-IFRS measures in the financial statements.

Summary of financial performance

Regional Performance

	Revenue				Adjusted Operating Profit
	2025 $m	2024 $m	Change (constant currency) %	Organic Revenue Growth %	2025 $m	2024 $m	Change (constant currency) %
North America
Pest Control	4,148	4,026	3.1%	2.2%	720	688	4.7%
Hygiene & Wellbeing	146	138	6.0%	4.0%	29	25	17.8%
	4,294	4,164	3.2%	2.3%	749	713	5.1%

International
Pest Control	1,555	1,455	5.4%	3.7%	323	299	5.2%
Hygiene & Wellbeing	1,059	998	4.0%	2.0%	195	180	6.5%
	2,614	2,453	4.8%	3.0%	518	479	5.7%

Central					(191)	(175)	(6.9)%
Restructuring costs					(6)	(9)	35.7%
Total	6,908	6,617	3.8%	2.6%	1,070	1,008	5.4%

Category Performance

	Revenue				Adjusted Operating Profit
	2025 $m	2024 $m	Change (constant currency) %	Organic Revenue Growth %	2025 $m	2024 $m	Change (constant currency) %
Pest Control	5,703	5,481	3.7%	2.6%	1,043	987	4.9%
Hygiene & Wellbeing	1,205	1,136	4.3%	2.3%	224	205	7.8%
Central	-	-	-	-	(191)	(175)	(6.9)%
Restructuring costs	-		-	-	(6)	(9)	35.7%
Total	6,908	6,617	3.8%	2.6%	1,070	1,008	5.4%

Revenue

Group Revenue increased 3.8% to $6,908m (FY24: $6,617m) driven by a strong demand and pricing environment across our scale markets. Group Organic Revenue grew 2.6%. Revenue growth in North America was 3.2% driven primarily by pricing. Organic Revenue Growth was 2.3%, with improvements through the year (Q1:0.7%; Q2:1.4%; Q3:3.4%; Q4:3.6%). The International business grew Revenue 4.8% for the full year with growth across the region particularly in the UK, Southern Europe and the faster growing economies of India and Indonesia. Organic Revenue Growth was up 3.0%.

Our Pest Control category grew Revenue by 3.7% to $5,703m. Organic Revenue Growth was 2.6% with 2.2% Organic Revenue Growth in North America and 3.7% Organic Revenue Growth in International being driven primarily by pricing. Hygiene & Wellbeing Revenue increased by 4.3% to $1,205m. Organic Revenue Growth was up 2.3%.

Revenue ($m)	H1	H2	Full Year
Group	3,364	3,544	6,908
North America	2,106	2,188	4,294
International	1,258	1,356	2,614

Organic Revenue Growth	H1	H2	Full Year
Group	1.6%	3.5%	2.6%
North America	1.1%	3.5%	2.3%
International	2.6%	3.4%	3.0%

Profit

Adjusted Operating Profit increased by 5.4% during the year to $1,070m (FY24: $1,008m) reflecting revenue growth of 3.8% and the benefit of cost efficiency activities. Performance reflected improved results across the Group, with growth delivered in both North America and International. Adjusted Operating Profit for Pest Control increased by 4.9% to $1,043m (FY24: $987m). Hygiene & Wellbeing Adjusted Operating Profit increased by 7.8% to $224m (FY24: $205m).

Adjusted Operating Profit growth was 16.7% in the second half of the year with the benefits from cost efficiency initiatives in North America being weighted to later in the year.

Adjusted Operating Profit margin of 15.5% increased 0.3%pts year-on-year. There was consistent growth across the Group with year-on-year growth in North America of 0.4%pts and International of 0.2%pts. On a category basis, Adjusted Operating Profit margins in Pest Control grew 0.2%pts and by 0.6%pts in Hygiene & Wellbeing.

Adjusted Profit Before Tax, which excludes one-off and adjusting items and amortisation costs, was $876m (FY24: $842m). Adjusted interest was $204m, $29m higher year-on-year due to the interest cost of new bond debt issued, lower bank interest received and a reduction in the impact from hyperinflation accounting. One-off and adjusting operating items of $287m (FY24: $110m) include an increase in the provision for termite claims and costs related to North America transformation and other strategic initiatives. Statutory Operating Profit was $584m (FY24: $644m). Statutory Profit Before Tax was $390m (FY24: $462m).

Adjusted Operating Profit ($m)	H1	H2	Full Year
Group	511	559	1,070
North America	356	393	749
International	242	276	518

Adjusted Operating Profit Margin	H1	H2	Full Year
Group	15.2%	15.8%	15.5%
North America	16.9%	18.0%	17.4%
International	19.2%	20.4%	19.8%

Cash flow

Cash generation remained a key focus during the year, supported by continued discipline in operational cash conversion and working capital management.

Free Cash Flow from continuing operations was $615m (FY24: $494m), with the improvement driven principally by the higher profits and improved working capital position, partly offset by higher cash interest. Free Cash Flow for the Group including discontinued operations was $636m (FY24: $526m), $110m higher year-on-year.

Free Cash Flow Conversion of 98% exceeded our guidance as a result of a particularly strong performance in debtor collection across the Group.

One-off and adjusting items (non-cash) were an outflow of $214m (FY24: $19m). The Group had a $59m working capital outflow in the year (FY24: $126m outflow). The movement on provisions was a $142m inflow (FY24: $76m outflow), primarily reflecting the increase in the provision for termite damage claims of $201m offset by the $95m of cash settled claims. Capital expenditure additions were $196m (FY24: $190m), with disposals of property, plant and equipment of $20m (FY24: $5m). Lease payments were $186m (FY24: $177m).

Cash interest payments were $222m, $41m higher than the prior year, reflecting the impact of refinancing existing debt at higher prevailing rates. Cash tax payments were lower year-on-year at $100m (FY24: $107m) mainly due to a one-off benefit from a change to US tax legislation. Free Cash Flow from discontinued operations was $21m (FY24: $32m).

Cash spend on current and prior year acquisitions was $121m, receipts from the disposal of France Workwear were $391m, dividend payments were $304m and the cash impact of one-off and adjusting items was $100m, largely related to North America transformation costs.

Regional performance review

North America

	2025 $m	2024 $m	Change (reported) %	Change (constant currency) %	Organic Growth
Revenue	4,294	4,164	3.1%	3.2%	2.3%
Pest Control	4,148	4,026	3.0%	3.1%	2.2%
Pest Control Services	3,501	3,430	2.1%	2.1%	1.1%
Business Services	647	596	8.6%	8.7%	8.9%
Hygiene & Wellbeing	146	138	5.8%	6.0%	4.0%
Operating Profit	413	534	(22.7%)	(22.6%)
Adjusted Operating Profit	749	713	5.0%	5.1%
Adjusted Operating Margin	17.4%	17.1%	0.3%pts	0.4%pts

Organic Growth	Q1	Q2	Q3	Q4	Full Year
North America	0.7%	1.4%	3.4%	3.6%	2.3%
North America Pest Control Services	-0.2%	0.3%	1.8%	2.6%	1.1%
North America Business Services	5.6%	9.2%	11.9%	7.8%	8.9%

2025 Performance

Full year Revenue was up 3.1% to $4,294m and by 3.2% at constant currency. Organic Revenue was up 2.3%. Performance improved in the second half, with H2 Organic Revenue Growth of 3.5% (H1: 1.1%). A robust pricing environment supported strong price realisation, with the measures implemented to drive up customer retention and increase new business contributing to an easing of volume reductions through the year.

North America Pest Control Services delivered an encouraging quarterly sequential improvement in Organic Revenue Growth including 2.6% in Q4.

North America Business Services continued to see positive momentum through the year with H2 revenues of $341m (H1: $306m). Organic Revenue Growth was 9.8% (H1:7.8%). Our distribution business delivered double-digit Organic Revenue Growth in the year, and Q4 was boosted by a good performance from our lake management business.

Adjusted Operating Profit increased by 5.1% to $749m. Adjusted Operating Profit margin was 17.4%, up 0.4%pts on the prior year, reflecting some early benefit from the business simplification and cost efficiency programme. Statutory Operating Profit was $413m (FY24: $534m).

Colleague retention increased to 82.2% (FY24: 79.4%) and customer retention improved to 80.5% (FY24: 80.1%).

Bolt-on M&A activity continued, with 12 acquisitions completed (FY24: 13) with combined revenues of c.$27m in the year prior to acquisition. We continue to selectively pursue high quality M&A assets in the North America region.

Improving profitable growth in North America - 2025 progress

At the beginning of 2025, we set out our evolved strategy to improve Organic Revenue Growth by strengthening the core performance drivers of customer retention, colleague retention and growth in lead volumes. These 2025 activities have delivered encouraging results with improving growth in leads through the year, with 7.1% growth in the second half, and growth in the value of our contract portfolio.

Enhanced digital marketing and investment in brand awareness

During the year we refocused our marketing investment towards more efficient, higher return opportunities with a stronger focus on organic lead generation and building brand awareness for long-term brand health.

We have supported growth in leads through search engine optimisation activity with new digital content, improved local web pages and awareness campaigns. In total we have launched over 400 new branch, metro and state pages across our major brands. For Terminix alone, in Q4, this drove a five-fold increase in the number of times the brand appeared in 'exterminator near me' searches. We have also evolved content to maximise AI optimisation driving significant increases in our brands' appearances in AI searches.

This activity has all been supported by, and continues to evolve through, a focus on data-driven marketing performance and efficiency, and we can measure its success through a double-digit reduction in the cost of each lead and a meaningful shift in the proportion of organic leads.

Elevating our local marketing execution will remain in focus in 2026, with continued investment in data and insights to better target the highest value leads with the strongest conversion rates.

Improved customer proximity and local lead generation

In Q4 2024, we started a successful pilot of satellite branches. These are smaller branches that are fully branded and operational, serving as localised hubs with active facilities, but have a low cost to operate. These branches increase local community presence, customer proximity and lead growth in key metro areas with high-value untapped customer demand. We continued the roll-out through 2025, taking the total number of these smaller, local branches to over 150. As these branches mature their performance improves and by Q4, branches with these localised hubs connected to them recorded lead flow more than double that of branches without. In 2026, we will expand this network of smaller, local branches and expect to have around 220 by the end of the year.

Strengthened sales execution

At the beginning of 2025 we integrated sales teams back into field operations leadership at the branch level to drive local accountability with measurable results. By the second half we had improved key metrics of sales visits per day and services proposed. There is even more to do in 2026 to focus on execution and conversion. We successfully piloted door-to-door sales across 25 territories to penetrate an additional fast-growing sales channel for residential contracts in the peak US pest season. We expect to extend this to cover around 40 territories in 2026.

Driving up customer retention through focus on customer satisfaction

We have continued to execute the 'Drive to 85' programme to improve customer retention over time to be closer to the average outside North America. This requires a relentless focus on improving the overall quality of end-to-end service through getting the basics right including service adherence, speed of sale to install, customer communications and billing and scheduling. Our State of Service rate for 2025 was 99%, a strong indication we are delivering on customer expectations. We have had success reducing billing friction through initiatives such as autopay and the investment in the 'Customer Saves' team at the start of the year has delivered good results.

Another source of improving customer satisfaction has been through investment in the Trusted Advisor programme, training field technicians to build sticky relationships based on delivery of high-value advice and comprehensive pest prevention solutions in addition to recommendations for add-on services, which also provides an additional source of leads. Participation in the Trusted Advisor programme is up 5% year-on-year to 61.5%.

Overall, we have seen a 5.3 point year-on-year improvement in US Commercial Pest customer Net Promoter Scores (NPS), with a 3.1 point year-on-year increase for US Residential customers, and an improvement in customer retention of 0.4%pts to 80.5% in North America. This is a metric which is moving slowly, but where we see significant opportunity.

Investing in key capabilities - pricing and data

One of the key drivers of increase in the value of our contract portfolio is pricing. There remains significant opportunity to optimise pricing (e.g. through pricing segmentation) and in 2025 we invested in new leadership and a new team in this area. There is also a clear opportunity to drive performance through the increasing use of data science and analytics across the organisation, which we have also invested behind in 2025 with new leadership and a new team.

Leveraging data and analytics

Through 2025 we focused on improving our data and analytics, with one of the key benefits being a more granular branch-level assessment of performance across a full suite of metrics. We used this insight to inform targeted growth initiatives, including replacing branch-level leadership across over 90 branches resulting in meaningful levels of acceleration in growth.

Business simplification and cost efficiencies

At the same time as driving Organic Revenue Growth we are focused on business simplification and efficiency. We made good progress in 2025 towards our target of a $100m cost reduction in 2027 from the inflation-adjusted 2024 spend level. A number of efficiency programmes are underway to deliver this including a headcount reduction programme during the period, procurement initiatives to benefit from purchasing scale and the use of outsourcing and Global Capability Centres for back-office roles. In 2025 these initiatives delivered in-year savings of $25m.

We continue to expect that, in 2027, the delivery of these cost savings, together with an improved organic growth rate, will allow the North American business to achieve Operating Profit margins of above 20%, whilst delivering on the streamlined integration process, supported by enhanced marketing investment and the increased branch network.

During the year we incurred one-time costs to achieve these savings (cash and non-cash) of $77m. We currently expect further one-time costs in 2026 in the region of $70m.

Streamlining operations in 2026

At the start of 2025, we paused integration activity and began the implementation of an evolved strategy to optimise the combination of the Rentokil and Terminix businesses. As we move into 2026, we will continue to progress this strategy with a substantially streamlined approach which simplifies further integration activity across brands, branches, systems and pay plans.

Optimising Brand strategy

In 2025, we laid out a plan to focus on two national brands and nine well-known regional brands. This focus has increased leads for these brands substantially in the second half. Further data analysis confirms that growth is optimised with multiple brand entry points to tap into highly localised residential and SME demand across national, regional and local brands with strong brand equity.

We now plan to retain around 30 brands which represent over 90% of our revenues. Over time we will carefully and progressively retire the remainder, shifting that business to the stronger and more salient retained brands.

Optimising Branch strategy

Our evolved branch strategy prioritises local customer proximity and protects service quality and customer retention by keeping more local brands and their branches, and by expanding our network of small, local branches from the satellite programme. Our plan is to create a high-quality network of around 800 branches by the end of 2026, including around 220 of the small, local branches. This evolved strategy will minimise change across branches and technicians, which will support customer retention.

Simplified Systems approach

Following the pause in integration in 2025 we have developed an alternative approach which uses branch data from our existing systems (Mission and PestPac) to build an integrated Branch 360 data reporting, insight and action system accessed through a unified branch BI (Business Intelligence) scorecard which delivers consistent KPIs and insight into the field on how to leverage best practice and target underperforming branches with suggested areas of action. This dashboard enhances the user experience driving accountability for performance, with ongoing development from initial pilot phases already underway.

For Commercial branches, systems migration resumed in Q4 2025 with encouraging results. This will continue in 2026, enabling all Commercial customers to access our online portal, PestNet Online, as we consolidate on a single branch system.

Integrating Pay Plans

The de-coupled approach on systems allows for the harmonisation of pay plans to proceed without the need to complete branch-by-branch IT migration. We have completed the harmonisation of pay plans for branch managers, updated Commercial sales plans to better incentivise performance and there will be no change to Residential sales colleagues plans in 2026. For our Technician colleagues, future changes will involve onboarding new colleagues to the new plans, while existing colleagues will be offered a 'grandfathering' choice between old and new plans to ensure stability and talent retention.

We are confident this revised plan to optimise the combination of Rentokil and Terminix in North America mitigates further risk of disruption while still allowing us to deliver on our North America margin target of over 20% in 2027. Our plan for more branches and fewer brand combinations bolsters our local presence, maximises our penetration of highest value demand and minimises fewer technician changes, protecting customer retention. Retaining our existing systems reduces risks to growth, and incremental investment through 2025 gives us confidence we can deliver the right data and insights to support performance and satisfy customer expectations.

During 2026, we will also remain focused on building momentum in sales and operations through driving accountability and disciplined execution and delivering on a renewed focus on Commercial as a key growth segment through improved service, industry leading offerings and dedicated local and national resources.

International

	2025 $m	2024 $m	Change (reported) %	Change (constant currency) %	Organic Growth
Revenue	2,614	2,453	6.6%	4.8%	3.0%
Operating Profit	451	377	19.6%	16.8%
Adjusted Operating Profit	518	479	8.1%	5.7%
Adjusted Operating Margin	19.8%	19.5%	0.3%pts	0.2%pts

Organic Growth	Q1	Q2	Q3	Q4	Full Year
International	3.2%	2.0%	3.4%	3.4%	3.0%

2025 Performance

Revenue

Full year Revenue was up 6.6% to $2,614m and by 4.8% at constant currency. Organic Revenue was up 3.0%. Performance improved in the second half, with H2 Organic Revenue Growth of 3.4% (H1: 2.6%).

Europe incl. LATAM saw the strongest growth in the region, driven by the Southern European markets of Spain and Portugal which experienced good volume growth from healthy overall demand and a solid pricing environment.

The UK & Sub-Saharan Africa region and Asia & MENAT also saw good growth. In the UK this was driven by the core UK Pest Control and Plants businesses and an improving performance from our Property Services division in H2. In Asia there was strong growth in Indonesia and India benefiting from underlying demand growth in these fast-growing economies.

Growth in the Pacific region was softer across both one-off and contract revenue primarily due to weather related challenges which particularly impacted rural and trackspray operations in the year.

Profit

Adjusted Operating Profit in our International region increased by 8.1% to $518m and by 5.7% at constant currency. Adjusted Operating Margin was 19.8%, up 0.2%pts on the prior year. Statutory Operating Profit was $451m, up 19.6% year-on-year (FY24: $377m).

The UK and Sub-Saharan Africa region delivered double-digit growth in Adjusted Operating Profit reflecting the strong revenue performance.

Europe and Asia & MENAT also delivered Adjusted Operating Profit growth ahead of the regional average, with Asia & MENAT's margins demonstrating resilience despite a backdrop of high wage inflation.

Within the Pacific region, Operating Profit grew slower than the overall International region, consistent with the revenue growth.

Colleague retention of 90.3% was slightly below last year (FY24: 90.5%) with small dips from exceptionally high levels in Asia and Latin America. Customer retention improved to 85.7% (FY24: 85.1%).

The International region acquired 24 businesses with total revenues in the year prior to acquisition of $36m.

Category performance review

Pest Control

	2025 $m	2024 $m	Change (reported) %	Change (constant currency) %	Organic Growth
Revenue	5,703	5,481	4.1%	3.7%	2.6%
Operating Profit	635	715	(11.2%)	(12.1%)
Adjusted Operating Profit	1,043	987	5.7%	4.9%
Adjusted Operating Margin	18.3%	18.0%	0.3%pts	0.2%pts

Organic Growth	Q1	Q2	Q3	Q4	Full Year
Pest Control	1.7%	1.9%	3.4%	3.4%	2.6%

Our Pest Control business is the largest operator in both the US, the world's biggest pest control market, and the world overall, providing services in around 90 markets. We are a leading global player in a resilient and non-cyclical industry characterised by positive and strong long-term structural growth drivers.

Market

According to latest reports, published in 2025, over the past 10 years the global pest control market has grown from a value of $15.4bn in 2015 to $29.0bn in 2025 at a CAGR of 6.6%. Industry forecasts for the next 10 years deliver a CAGR of 6.2% - with the value of the global market expected to reach around $50bn by 2034.

2025 Performance

Pest Control Revenue increased by 4.1% to $5,703m (FY24: $5,481m) and by 3.7% at constant currency. Organic Revenue Growth was 2.6%.

Within the North America business, good revenue growth of 3.1% included 2.1% in Pest Control Services and 8.7% in Business Services supported by a robust pricing environment and a particularly strong performance from Target Specialty Products in Business Services. Organic Revenue Growth was 2.2%, with 1.1% in Pest Control Services and 8.9% in Business Services.

Within the International business, good revenue growth of 5.4% was driven principally by strong performances in Europe, the UK and Asia & MENAT, benefiting from favourable economic trends, the roll-out of digital solutions, resilient pricing and strong sales leadership. Organic Revenue Growth was 3.7%.

Adjusted Operating Profit increased by 5.7% to $1,043m (FY24: $987m) and by 4.9% at constant currency, with Adjusted Operating Profit Margin increasing to 18.3% (FY24: 18.0%). Statutory Operating Profit decreased by 11.2% to $635m (FY24: $715m).

Pest Control represented 83% of Group Revenue and 82% of Group Adjusted Operating Profit.

We acquired 31 Pest Control businesses in the period, with revenues in the year prior to acquisition of c.$55m.

Hygiene & Wellbeing

	2025 $m	2024 $m	Change (reported) %	Change (constant currency) %	Organic Growth
Revenue	1,205	1,136	6.1%	4.3%	2.3%
Operating Profit	230	196	17.3%	15.9%
Adjusted Operating Profit	224	205	9.3%	7.8%
Adjusted Operating Margin	18.6%	18.0%	0.6%pts	0.6%pts

Organic Growth	Q1	Q2	Q3	Q4	Full Year
Hygiene & Wellbeing	1.6%	0.2%	3.2%	3.9%	2.3%

Rentokil Initial is a leader in the provision of hygiene and wellbeing services, operating in around 70 markets around the world. Inside the washroom we provide hand hygiene (soaps and driers), air care, in-cubicle (feminine hygiene units), no-touch products and digital hygiene services. In addition to core washroom hygiene, we deliver specialist services outside the washroom such as premium scenting, plants, air quality monitoring, green walls and specialist waste collection services.

Market

According to latest industry reports, over the next 10 years the global Core Hygiene market is expected to grow at a CAGR of approximately 4%, driven by macro factors including the needs of an ageing population, the rise of urban populations and middle classes, and increasing hygiene expectations.

2025 Performance

Hygiene & Wellbeing Revenue increased by 6.1% to $1,205m (FY24: $1,136m) and by 4.3% at constant currency. Organic Revenue Growth was 2.3%. Growth was driven principally by key markets in Europe, UK & Sub-Saharan Africa.

Adjusted Operating Profit increased by 9.3% to $224m (FY24: $205m) and by 7.8% at constant currency with Asia & MENAT and UK & Sub-Saharan Africa growing profits ahead of revenue. Adjusted Operating Margin increased to 18.6% (FY24: 18.0%). The profit performance reflected the benefit of pricing and productivity initiatives, alongside continued cost discipline, which more than offset inflationary pressures. Statutory Operating Profit increased by 17.3% to $230m (FY24: $196m).

For FY25, Hygiene & Wellbeing represented 17% of Group Revenue and 18% of Group Adjusted Operating Profit.

We acquired 5 Hygiene & Wellbeing businesses in the period with revenues of c.$8m in the year prior to acquisition.

Disposal of France Workwear

The sale of our France Workwear business, which we announced on 28 May 2025, completed on 30 September 2025, with net cash proceeds of €339m ($397m). The business has been accounted for as a discontinued operation since 31 May 2025. In FY24, France Workwear, including flat linen textile and clean room business, generated Revenue of $324m, Adjusted Operating Profit of $57m and had associated capital expenditure of $93m. For the nine months ended 30 September 2025, France Workwear, including flat linen textile and clean room business, generated Revenue of $261m and Adjusted Operating Profit of $74m.

Good contributions from bolt-on M&A

In 2025, we acquired 36 businesses, comprising 31 in Pest Control and 5 in Hygiene & Wellbeing for a total consideration of $115m. Revenues in the year prior to purchase were c.$63m. We added 12 new businesses in North America during the period and 24 businesses in our International region. Revenues acquired in the year prior to purchase were c.$27m and c.$36m respectively.

M&A remains relevant for our strategy for growth. We continue to seek attractive bolt-on deals, both in Pest Control and Hygiene & Wellbeing, to build density in existing and new markets. Our pipeline of prospects remains strong.

Employer of Choice

Rentokil Initial is committed to being a world-class Employer of Choice, with colleague safety and the attraction, recruitment and retention of the best people from the widest possible pool of talent, being key business objectives globally.

Group colleague retention continued to rise at 87.4% (FY24: 86.3%).

Innovation and Technology

We continue to leverage the benefits of our scale and expertise to invest in data, innovation and technology. During 2025, we invested to capture the full opportunity of better data and enabling AI usage including:

●	Roll-out of Gemini for Google Workspace to our c.63,400 workforce to aid productivity. There has been rapid take-up with over 1 million uses in the first six months.
●
Launch of an in-house AI Platform ('RAT-GPT') which currently has over 100 AI agents in development to support growth and efficiency. These include a new lead prioritisation pilot in France which prioritises leads based on factors such as likelihood to convert, sales value and future customer value, and, a US pilot of a hands-free AI assistant that allows our technicians to have a two-way conversation giving them access to the customer data they need, such as infestation history and open actions, all while on the move.

Our 2026 focus is on advancing these proven tools to further drive productivity and operational excellence.

We also continued to leverage our investments in product innovation as a competitive advantage with over 600,000 PestConnect devices now in operation. Our new PestConnect Optix services now has c.4,000 environmental monitoring cameras in use. In 2025, we processed 4.1m images from customers' premises through our cloud-based AI tool.

Financial review

Central and regional overheads

Central and regional overheads of $191m were up $12m at CER ($16m at AER) on the prior year predominantly as a result of inflationary increases and increased investment in our proprietary digital applications, AI capabilities and IT security.

Restructuring costs

With the exception of integration costs for significant acquisitions, the Company reports restructuring costs within Adjusted Operating Profit. Costs associated with significant acquisitions are reported as one-off and adjusting items and excluded from Adjusted Operating Profit. Restructuring costs of $6m were down $3m on prior year (FY24: $9m). They consisted mainly of costs in respect of initiatives in our European business.

Legacy termite warranty obligations

The legacy termite warranty provision is based on an assessment of probable future cash outflows arising from historical and future claims relating to the entire pool of Termite contracts acquired on the acquisition of Terminix. It is based on a number of assumptions including the number, and rate of claims arising, the costs anticipated to resolve these claims, customer churn rate for this pool of contracts, inflation and discount rate, and the actual claim outcomes versus the assumptions which are reviewed in detail at each half year and year end.

In the year to 31 December 2025, we have increased the termite provision by $201m to $384m. This increase has largely been driven by:

●   A continued increase in the number of litigated claims for both Residential and Commercial customers received in 2025 compared to 2024, albeit at a lower level than at the time of acquisition

●  A continued increase in the cost per claim, as our proactive strategy to solve customer problems and reduce litigation continues

●   The settlement of some of the larger, legacy complex Commercial cases at a higher average cost than the historical average, due to the particular nature of the underlying facts of these claims

●    An increase in the long term inflation rate in the model from 2% to 3.2%. When the original provision was booked at the time of the acquisition a long term inflation rate was assumed for the 20 year life of the provision. Since then we have experienced higher levels of general inflation and, specifically, we have seen an inflation premium over general inflation in relation to the cost inputs for settling the claims (namely legal defence costs, building materials and house prices).

The cost of settling claims in the year to 31 December 2025 has been $95m and we expect a similar level of cash payments in 2026.

Interest

Adjusted interest of $204m includes $31m of lease interest charges and a $33m offsetting reduction from the impacts of hyperinflation and net interest received. In the year, hyperinflation of $3m was $6m lower than the prior year (FY24: $9m) due to a drop in hyperinflation in Argentina and devaluation of the Argentinian peso. Cash interest in FY25 was $222m (FY24: $181m), with the year-on-year increase principally reflecting higher bond interest on new debt issuance in the year and a reduction in bank interest received.

Tax

The income tax charge for the period at actual exchange rates was $100m on the reported Profit Before Tax of $390m, giving an effective tax rate (ETR) of 25.6% (FY24: 25.1%). The Group's ETR before amortisation of intangible assets (excluding computer software), one-off and adjusting items and the net interest adjustments for FY25 was 25.3% (FY24: 24.2%). This compares with a blended rate of tax for the countries in which the Group operates of 25.3% (FY24: 25.3%).

Net debt and cash flow

Group Free Cash Flow including discontinued operations was $636m, $110m higher than the prior year, predominantly due to an improved performance on trading and working capital. After M&A spend of $121m, disposal receipts of $391m, dividends paid of $304m, the cash impact of one-off and adjusting items of a $100m outflow and a net adverse impact of foreign exchange and other items of $87m, net debt reduced by $367m to $3,650m. The adverse foreign exchange impact was caused by the translational impact on our EUR and GBP denominated bonds carrying value as well as a positive impact on our EUR denominated derivatives.

The debt related cash inflows of $532m resulted from the issuance of the Group's inaugural USD bond transaction in April, raising $1.25bn across two tranches; $750m 5 year bond at 5.0% and a $500m 10 year bond at 5.625%. Subsequently the Group repaid its $700m term loan which was falling due in October 2025.

Net debt and cash flow

$m at actual exchange rates	Year to Date
	2025 $m	2024 $m	Change $m
Adjusted Operating Profit	1,070	1,008	62
Depreciation	329	312	17
Other	31	45	(14)
Adjusted EBITDA	1,430	1,365	65
One-off and adjusting items (non-cash)	(214)	(19)	(195)
Working capital	(59)	(126)	67
Movement on provisions	142	(76)	218
Capex - additions	(196)	(190)	(6)
Disposals of Property, Plant and Equipment	20	5	15
Capital element of lease payments and initial direct costs incurred	(186)	(177)	(9)
Cash interest	(222)	(181)	(41)
Cash tax	(100)	(107)	7
Free Cash Flow - continuing operations	615	494	121
Free Cash Flow - discontinued operations	21	32	(11)
Free Cash Flow	636	526	110
Acquisitions	(121)	(219)	98
Disposal of companies and businesses	391	-	391
Dividends	(304)	(292)	(12)
Cash impact of one-off and adjusting items	(100)	(99)	(1)

Debt related cash flows
Cash inflow/(outflow) on settlement of debt related foreign exchange forward contracts	(9)	(11)	2
Net investment in term deposits	-	(1)	1
Proceeds from issue of debt	1,232	-	1,232
Debt repayments	(700)	(464)	(236)
Debt related cash flows	523	(476)	999

Net increase/ (decrease) in cash and cash equivalents	1,025	(560)	1,585
Cash and cash equivalents at the beginning of the year	467	1,062	(595)
Exchange gains /(losses) on cash and cash equivalents	97	(35)	132
Cash and cash equivalents at end of the financial year	1,589	467	1,122
Net increase/(decrease) in cash and cash equivalents	1,025	(560)	1,585
Debt related cash flows	(523)	476	(999)
IFRS 16 asset/ (liability) movement	(3)	5	(8)
Debt acquired	(1)	(11)	10
Debt disposed	21	-	21
Bond interest accrual	(65)	(3)	(62)
Foreign exchange translation and other items	(87)	83	(170)
Decrease/(increase) in net debt	367	(10)	377
Opening net debt	(4,017)	(4,007)	(10)
Closing net debt	(3,650)	(4,017)	367

Funding

As at 31 December 2025, the Group had liquidity headroom of $2.6bn, including $1bn of undrawn revolving credit facilities, with a maturity date of October 2029. The Net Debt to Adjusted EBITDA ratio was 2.6x at 31 December 2025 (31 December 2024: 2.9x).

Dividend

The Board is recommending a final dividend in respect of 2025 of 8.24 cents per share. This equates to a full-year dividend of 12.39 cents per share, up 3.0% year-on-year, in line with the Company's progressive dividend policy. The final dividend is first determined in US dollars and the sterling amount will be announced on 23 April 2026 using the average of the market exchange rates for the three working days commencing 20 April 2026, using the closing spot rate. The dividend is payable to shareholders on the register at the close of business on 10 April 2026, to be paid on 18 May 2026. The last day for DRIP elections is 24 April 2026.

Technical guidance update for FY26

P&L

●	One-off and Adjusting items excl. North America Transformation costs: c.$10-$15m
●	North America Transformation costs*: c.$70m
●	P&L adjusted interest costs: c.$210m-$220m, including $5-$10m of hyper-inflation
●	Estimated Adjusted Effective Tax Rate: 25%-26%

Cash

●	One-off and Adjusting items: c.$80m-$85m
●	Movement on provisions: c.$85-$95m
●	Capex excluding right of use (ROU) asset lease payments: $190m-$200m
●	Cash interest: c.$195m-$205m
●	Cash tax payments: $110m-$125m
●	Anticipated spend on M&A in 2026 of c.$200m

* Reported as one-off and adjusting items and excluded from Adjusted Operating Profit and Adjusted PBTA

Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the year ended 31 December

	Notes	2025 $m	2024 represented1 $m	2023 represented1 $m
Revenue	2	6,908	6,617	6,385
Operating expenses		(6,250)	(5,902)	(5,609)
Net impairment losses on financial assets		(74)	(71)	(49)
Operating profit	2	584	644	727
Finance income	4	46	59	60
Finance cost	3	(250)	(250)	(232)
Share of profit from associates net of tax		10	9	11
Profit before income tax		390	462	566
Income tax expense	5	(100)	(116)	(129)
Profit from continuing operations		290	346	437
Profit from discontinued operations	8	180	46	37
Profit for the year		470	392	474
Profit for the year attributable to:
Equity holders of the Company		470	392	474
Non-controlling interests		-	-	-

Other comprehensive income:
Items that are not reclassified subsequently to the income statement:
Remeasurement of net defined benefit liability		1	-	-

Items that are or may be reclassified subsequently to the income statement:
Net exchange adjustments offset in reserves		(139)	(35)	(172)
Net gain/(loss) on net investment hedge		129	(22)	136
Effective portion of changes in fair value of cash flow hedge		(31)	35	4
Cost of hedging		-	(7)	12
Tax related to items taken to other comprehensive income		18	(8)	7
Net exchange adjustments transferred to profit on disposal of business	8	38	-	-
Net gain on net investment hedge transferred to profit on disposal of business	8	(11)	-	-
Other comprehensive income for the year		5	(37)	(13)
Total comprehensive income for the year		475	355	461
Total comprehensive income for the year attributable to:
Equity holders of the Company		475	355	461
Non-controlling interests		-	-	-

Earnings per share:
From continuing operations
Basic (cents)	6	11.49	13.72	17.37
Diluted (cents)	6	11.44	13.69	17.29
From continuing and discontinued operations
Basic (cents)	6	18.62	15.54	18.84
Diluted (cents)	6	18.54	15.51	18.75

1. Refer to foreign currency translation in material accounting policies section.

Consolidated Balance Sheet
At 31 December

	Note	2025 $m	2024 represented1 $m	At 1 January 2024 represented1 $m
Assets
Non-current assets
Intangible assets	10	8,917	8,899	8,970
Property, plant and equipment		445	628	636
Right-of-use assets		576	577	576
Investments in associated undertakings		41	46	56
Other investments		25	26	27
Deferred tax assets		55	43	55
Contract costs		337	298	285
Retirement benefit assets		6	4	4
Trade and other receivables		52	71	57
Derivative financial instruments		121	8	72
		10,575	10,600	10,738
Current assets
Other investments		2	1	1
Inventories		308	287	264
Trade and other receivables		1,151	1,137	1,121
Current tax assets		18	28	42
Derivative financial instruments		61	-	18
Cash and cash equivalents		2,319	1,158	1,989
		3,859	2,611	3,435

Liabilities
Current liabilities
Trade and other payables		(1,392)	(1,400)	(1,457)
Current tax liabilities		(61)	(53)	(61)
Provisions for liabilities and charges	14	(275)	(144)	(119)
Bank and other short-term borrowings		(1,411)	(1,460)	(1,444)
Lease liabilities		(171)	(163)	(162)
Derivative financial instruments		(5)	(4)	(41)
		(3,315)	(3,224)	(3,284)
Net current assets/(liabilities)		544	(613)	151
Non-current liabilities
Other payables		(46)	(86)	(90)
Bank and other long-term borrowings		(4,156)	(3,127)	(4,016)
Lease liabilities		(392)	(394)	(405)
Deferred tax liabilities		(589)	(638)	(659)
Retirement benefit obligations		(27)	(32)	(36)
Provisions for liabilities and charges	14	(397)	(381)	(455)
Derivative financial instruments		(18)	(36)	(20)
		(5,625)	(4,694)	(5,681)
Net assets		5,494	5,293	5,208
Equity
Capital and reserves attributable to the Company's equity holders
Share capital	15	41	41	41
Share premium		21	20	19
Other reserves		(946)	(932)	(903)
Retained earnings		6,380	6,166	6,053
		5,496	5,295	5,210
Non-controlling interests		(2)	(2)	(2)
Total equity		5,494	5,293	5,208

1. Refer to foreign currency translation in material accounting policies section.

Consolidated Statement of Changes in Equity
For the year ended 31 December

		Attributable to equity holders of the Company
	Notes	Share capital $m	Share premium $m	Other reserves $m	Retained earnings $m	Non-controlling interests $m	Total equity $m
At 1 January 2023 represented2		41	14	(883)	5,787	(2)	4,957
Profit for the year		-	-	-	474	-	474
Other comprehensive income:
Net exchange adjustments offset in reserves		-	-	(172)	-	-	(172)
Net gain on net investment hedge		-	-	136	-	-	136
Net gain on cash flow hedge1		-	-	4	-	-	4
Cost of hedging		-	-	12	-	-	12
Tax related to items taken directly to other comprehensive income		-	-	-	7	-	7
Total other comprehensive income for the year		-	-	(20)	481	-	461
Transactions with owners:
Gain on stock options		-	5	-	-	-	5
Dividends paid to equity shareholders	7	-	-	-	(252)	-	(252)
Cost of equity-settled share-based payment plans		-	-	-	32	-	32
Movement in the carrying value of put options		-	-	-	5	-	5
At 31 December 2023 represented2		41	19	(903)	6,053	(2)	5,208
Profit for the year		-	-	-	392	-	392
Other comprehensive income:
Net exchange adjustments offset in reserves		-	-	(35)	-	-	(35)
Net loss on net investment hedge		-	-	(22)	-	-	(22)
Net gain on cash flow hedge1		-	-	35	-	-	35
Cost of hedging		-	-	(7)	-	-	(7)
Tax related to items taken directly to other comprehensive income		-	-	-	(8)	-	(8)
Total other comprehensive income for the year		-	-	(29)	384	-	355
Transactions with owners:
Gain on stock options		-	1	-	-	-	1
Dividends paid to equity shareholders	7	-	-	-	(292)	-	(292)
Cost of equity-settled share-based payment plans		-	-	-	25	-	25
Tax related to items taken directly to equity		-	-	-	(3)	-	(3)
Movement in the carrying value of put options		-	-	-	(1)	-	(1)
At 31 December 2024 represented2		41	20	(932)	6,166	(2)	5,293
Profit for the year		-	-	-	470	-	470
Other comprehensive income:
Remeasurement of net defined benefit liability					1		1
Net exchange adjustments offset in reserves		-	-	(139)	-	-	(139)
Net gain on net investment hedge		-	-	129	-	-	129
Net loss on cash flow hedge1		-	-	(31)	-	-	(31)
Cost of hedging		-	-	-	-	-	-
Tax related to items taken directly to other comprehensive income		-	-	-	18	-	18
Cumulative reserves recycled to income statement on disposal of foreign operations		-	-	27	-	-	27
Total other comprehensive income for the year		-	-	(14)	489	-	475
Transactions with owners:
Gain on stock options		-	1	-	-	-	1
Dividends paid to equity shareholders	7	-	-	-	(304)	-	(304)
Cost of equity-settled share-based payment plans		-	-	-	28	-	28
Tax related to items taken directly to equity		-	-	-	1	-	1
At 31 December 2025		41	21	(946)	6,380	(2)	5,494

1. $31m net loss (2024: $35m net gain; 2023: $4m net gain) on cash flow hedge includes a $64m gain (2024: $65m loss; 2023: $36m loss) from the effective portion of changes in fair value, and a $95m loss (2024: $100m gain; 2023: $40m gain) reclassification to the income statement due to changes in foreign exchange rates.

2. Refer to foreign currency translation in material accounting policies section.

Shares of $nil (2024: $nil; 2023: $nil) have been netted against retained earnings. This represents 9.8m (2024: 11.4m; 2023: 13.0m) shares held by the Rentokil Initial Employee Share Trust, which is not consolidated. The market value of these shares at 31 December 2025 was $59m(2024: $56m; 2023: $71m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

Consolidated Statement of Changes in Equity (continued)
Analysis of other reserves

	Capital reduction reserve $m	Merger relief reserve $m	Cash flow hedge reserve $m	Translation reserve $m	Cost of hedging $m	Total $m
At 1 January 2023 represented2	(3,146)	3,326	4	(1,062)	(5)	(883)
Net exchange adjustments offset in reserves	-	-	-	(172)	-	(172)
Net gain on net investment hedge	-	-	-	136	-	136
Net gain on cash flow hedge1	-	-	4	-	-	4
Cost of hedging	-	-	-	-	12	12
Total comprehensive income for the year	-	-	4	(36)	12	(20)
At 31 December 2023 represented2	(3,146)	3,326	8	(1,098)	7	(903)
Net exchange adjustments offset in reserves	-	-	-	(35)	-	(35)
Net loss on net investment hedge	-	-	-	(22)	-	(22)
Net gain on cash flow hedge1	-	-	35	-	-	35
Cost of hedging	-	-	-	-	(7)	(7)
Total comprehensive income for the year	-	-	35	(57)	(7)	(29)
At 31 December 2024 represented2	(3,146)	3,326	43	(1,155)	-	(932)
Net exchange adjustments offset in reserves	-	-	-	(139)	-	(139)
Net gain on net investment hedge	-	-	-	129	-	129
Net loss on cash flow hedge1	-	-	(31)	-	-	(31)
Cumulative reserves recycled to income statement on disposal of foreign operations	-	-	-	27	-	27
Total comprehensive income for the year	-	-	(31)	17	-	(14)
At 31 December 2025	(3,146)	3,326	12	(1,138)	-	(946)

1. $31m net loss (2024: $35m net gain; 2023: $4m net gain) on cash flow hedge includes a $64m gain (2024: $65m loss; 2023: $36m loss) from the effective portion of changes in fair value, offset by reclassification to the cost of acquisition of $nil (2024: $nil; 2023: $nil) and a $95m loss (2024: $100m gain; 2023: $40m gain) reclassification to the income statement due to changes in foreign exchange rates.

2. Refer to foreign currency translation in material accounting policies section.

The capital reduction reserve arose in 2005 as a result of the scheme of arrangement of Rentokil Initial 1927 plc, under section 425 of the Companies Act 1985, to introduce a new holding company, Rentokil Initial plc, and the subsequent reduction in capital approved by the High Court whereby the nominal value of each ordinary share was reduced from 100p to 1p.

The excess of the fair value of shares issued to fund the acquisition of Terminix over their par value gave rise to a new reserve called a Merger Relief Reserve. Under section 612 of the Companies Act 2006, merger relief is available if certain circumstances are met when a business is acquired by issuing shares to replace already issued shares. This reserve is unrealised (and therefore not distributable), but it may become realised at a later date; for example, on disposal of the investment to which it relates or on impairment of that investment (which may occur after payment of a dividend by the investment).

Consolidated Cash Flow Statement
For the year ended 31 December

	Note	2025 $m	2024 represented2 $m	2023 represented2 $m
Cash flows from operating activities
Operating profit from:
- Continuing operations		584	644	727
- Discontinued operations	8	74	57	50
Operating profit including discontinued operations		658	701	777
Adjustments for:
- Depreciation and impairment of property, plant and equipment		167	204	191
- Depreciation and impairment of leased assets		160	157	150
- Amortisation and impairment of intangible assets (excluding computer software)	10	199	254	218
- Amortisation and impairment of computer software	10	37	33	32
- Other non-cash items		15	23	32
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):
- Inventories		(27)	(15)	(18)
- Contract costs		(51)	(18)	(24)
- Trade and other receivables		(20)	(48)	(36)
- Trade and other payables and provisions		162	(129)	(76)
Interest received		31	46	31
Interest paid1		(255)	(229)	(237)
Income tax paid		(104)	(111)	(124)
Net cash flows from operating activities		972	868	916
Cash flows from investing activities
Purchase of property, plant and equipment		(208)	(219)	(207)
Purchase of intangible fixed assets		(61)	(56)	(55)
Proceeds from sale of property, plant and equipment		20	5	17
Acquisition of companies and businesses, net of cash acquired	9	(121)	(219)	(298)
Disposal of investment in associate		-	-	24
Proceeds from disposal of businesses, net of tax paid	8	391	-	-
Dividends received from associates		5	14	5
Net change to cash flow from investment in term deposits		-	(1)	-
Net cash flows from investing activities		26	(476)	(514)
Cash flows from financing activities
Dividends paid to equity shareholders	7	(304)	(292)	(252)
Capital element of lease payments		(192)	(185)	(195)
Cash outflow on settlement of debt-related foreign exchange forward contracts		(9)	(11)	(4)
Proceeds from new debt		1,232	-	-
Debt repayments	11	(700)	(464)	-
Net cash flows from financing activities	11	27	(952)	(451)
Net increase/(decrease) in cash and cash equivalents		1,025	(560)	(49)
Cash and cash equivalents at beginning of period		467	1,062	1,064
Exchange gain/(loss) on cash and cash equivalents		97	(35)	47
Cash and cash equivalents at end of the financial period	11	1,589	467	1,062

1. Interest paid includes the interest element of lease payments of $31m (2024: $31m; 2023: $31m).

2. Refer to foreign currency translation in material accounting policies section.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies

a) Basis of preparation

The Consolidated Financial Statements have been prepared in accordance with UK-adopted International Accounting Standards (IAS) and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The Consolidated Financial Statements also comply fully with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). The Consolidated Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments). Certain financial and equity instruments have been measured at fair value.

b) Going concern

The Directors have prepared Board-approved cash flow forecasts for a period of 18 months to 30 June 2027 to demonstrate that the Group has sufficient liquidity to meet its obligations as they fall due for the period of at least 12 months from the date of approval of these Consolidated Financial Statements, with a longer assessment period to 30 June 2027 being considered as appropriate.

Additionally, the Directors have assessed severe but plausible downside scenarios. The downside scenarios include: (i) a revenue decline of 20% against base budget for six months; and (ii) a 20% revenue decline for 12 months. Both of these scenarios are considerably worse than the actual impact of the COVID-19 pandemic in 2020. These assessments were prepared on the conservative assumption that the Group has no access to the debt capital markets. As part of their analysis, the Board considered mitigating actions at their discretion to improve the position identified by the analysis if the debt capital markets are not accessible, such as cost savings, adjusting the level of M&A activity, and/or dividends paid. In addition to the above, the Directors also considered that the Group has the ability to extend existing or raise new financing, although this was not included in the modelling undertaken for going concern assessment.

The Going Concern analysis demonstrates that under the base case, the Group has c.$0.8bn of headroom at 30 June 2027 and c.$0.5bn under the severe but plausible downside scenario. This is before potential mitigations available, estimated to be c.$1.2bn.

Based on the above, the Directors have concluded that the Group is well placed to manage its financing and other business risks and have a reasonable expectation that the Group will have adequate resources to continue in operation for at least 12 months from the signing date of these Consolidated Financial Statements. They therefore consider it appropriate to adopt the going concern basis in preparing these Consolidated Financial Statements.

c) Foreign currency translation

Items included in the Financial Statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The Consolidated Financial Statements are presented in US dollars, which differs from the functional currency of Rentokil Initial plc which remains in sterling.

On 25 July 2024, the Group announced that with effect from 1 January 2025 it would be changing its presentation currency from sterling to US dollar. Within the Group's current portfolio of businesses, sterling denominated earnings, while sizeable, are a relatively small proportion of overall earnings. To reduce the potential for foreign exchange volatility in our future reported earnings, the Board determined that, with effect from 1 January 2025, the Group will present its results in US dollar.

Accordingly, to satisfy the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates, the reported results for the years ended 31 December 2024 and 31 December 2023 have been translated from sterling to US dollar using the following procedures:

(i) assets and liabilities denominated in non-US dollar currencies were translated into US dollar at the relevant closing rates of exchange;

(ii) the trading results of subsidiaries whose functional currency was other than US dollar were translated into US dollar at the average rates of exchange for the relevant period, with material items translated at the rate on the dates of transaction;

(iii) share capital, share premium, capital reduction reserve, and merger relief reserve were translated at the historic rates prevailing on the date of each transaction; and

(iv) the cumulative translation reserve balance was set to nil on 1 January 2004, the date of transition to IFRS, and has been represented on the basis that the Group has reported in US dollar since that date.

A change in presentation currency represents a change in accounting policy under IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which is accounted for retrospectively. The £/$ rates used for this exercise are: average 2024 1.2773, 2023 1.2441; and closing 2024 1.2519, 2023 1.2737.

d) Standards, amendments, and interpretations to published standards that are mandatorily effective for the current year

Except as described below, the accounting policies applied in these Consolidated Financial Statements are the same as those applied in the Group's Consolidated Financial Statements for the year ended 31 December 2024.

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from 1 January 2025:

●	amendments to IAS 21 - Lack of exchangeability

The application of this amendment had no material impact on the disclosures of the amounts recognised in the Group's Consolidated Financial Statements. Consequently, no adjustment has been made to the comparative financial information at 31 December 2024.

e) New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2025 reporting periods, and have not been adopted early by the Group.

●	IFRS 18 - Presentation and disclosure in financial statements
IFRS 18 is effective for annual periods beginning on or after 1 January 2027 and will replace IAS 1 - Presentation of financial statements. It will introduce new requirements that are intended to help to achieve comparability of the financial performance of similar entities, and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive; in particular those related to the statement of comprehensive income or loss, and providing management-defined performance measures within the financial statements.

IFRS 7 & IFRS 9 is effective for annual periods beginning on or after 1 January 2026. Restatement is required under IAS 8 otherwise the cumulative effect is recognised in the opening balance of retained earnings and other equity components at the date of application. The amendments clarify IFRS 9 rules for derecognition, SPPI assessment (including ESG-linked features), and the treatment of renewable PPAs, while IFRS 7 introduces stronger disclosure requirements for contingent and ESG-linked terms to improve transparency.

Management is currently assessing the detailed implications of applying the new standard on the Group's consolidated financial statements.

2. Revenue recognition and operating segments

Segment reporting

Segmental information has been presented in accordance with IFRS 8 Operating Segments on the next page. The Group's operating segments are regions and this reflects the internal management reporting structures and the way information is reviewed by the chief operating decision maker (the Chief Executive). The businesses within each operating segment operate in a number of different countries and sell services across two business segments with the workwear segment disposed of in the year.

Following the acquisition of Terminix, the majority of the Group's activity is in North America. With effect from 1 January 2025, the Group's reporting structure has been changed to combine Europe incl. LATAM, UK & SSA, Pacific and Asia & MENAT regions into a single operating and reporting segment, International. The Chief Executive remains as CODM and reviews the results on a monthly basis for North America and International segments. All reporting to the Board is also done on this basis. Comparative segmental financial information for 2024 and 2023 have been represented.

Disaggregated revenue under IFRS 15 is the same as the segmental analysis below. Restructuring costs, one-off and adjusting items, amortisation and impairment of intangible assets (excluding computer software), and central and regional costs are presented at a Group level as they are not targeted or managed at reportable segment level. The basis of presentation is consistent with the information reviewed by internal management.

The segment profit or loss measure that is regularly provided to the CODM is Adjusted Operating Profit.

Revenue and Profit

	Revenue 2025 $m	Revenue 2024 $m	Revenue 2023 $m	Operating profit 2025 $m	Operating profit 2024 $m	Operating profit 2023 $m
North America
Pest Control	4,148	4,026	3,981	720	688	745
Hygiene & Wellbeing	146	138	131	29	25	23
Sub-total North America	4,294	4,164	4,112	749	713	768

International
Pest Control	1,555	1,455	1,355	323	299	286
Hygiene & Wellbeing	1,059	998	918	195	180	169
Sub-total International	2,614	2,453	2,273	518	479	455

Total	6,908	6,617	6,385	1,267	1,192	1,223

Central and regional overheads	-	-	-	(191)	(175)	(150)
Restructuring costs	-	-	-	(6)	(9)	(9)
Revenue and Adjusted Operating Profit	6,908	6,617	6,385	1,070	1,008	1,064
One-off and adjusting items				(287)	(110)	(119)
Amortisation and impairment of intangible assets1				(199)	(254)	(218)
Operating profit				584	644	727
Finance income				46	59	60
Finance cost				(250)	(250)	(232)
Share of profit from associates net of tax				10	9	11
Profit before income tax				390	462	566

1. Excluding computer software, which is included in our segment operating profit measure.

Analysis of revenue by type

	Revenue 2025 $m	Revenue 2024 $m	Revenue 2023 $m
Contract service revenue	4,803	4,643	4,489
Job work	1,549	1,472	1,365
Sales of goods	556	502	531
Total	6,908	6,617	6,385

Other segment items included in the consolidated income statement are as follows:

	Depreciation, amortisation and impairment 2025 $m	Net impairment losses on financial assets 2025 $m	Depreciation, amortisation and impairment 2024 $m	Net impairment losses on financial assets 2024 $m	Depreciation, amortisation and impairment 2023 $m	Net impairment losses on financial assets 2023 $m
North America	256	66	269	62	270	43
International	238	8	263	9	218	6
Central and regional	34	-	33	-	28	-
Total	528	74	565	71	516	49

3. Finance cost

	2025 $m	2024 $m	2023 $m
Hedged interest payable on medium-term notes issued1	127	77	76
Interest payable on bank loans and overdrafts1	27	64	50
Interest payable on RCF1	2	1	4
Interest payable on foreign exchange swaps2	50	56	54
Interest payable on leases	31	31	30
Amortisation of discount on provisions	13	14	18
Foreign exchange loss on translation of foreign assets/liabilities	-	7	-
Total finance cost	250	250	232

1. Interest expense on financial liabilities held at amortised cost.

2. Interest payable on foreign exchange swaps including coupon interest payable for the year was $56m (2024: $69m). $6m has been reported in other comprehensive income due to hedge accounting (2024: $13m).

4. Finance income

	2025 $m	2024 $m	2023 $m
Bank interest received	31	46	31
Fair value gain on hedge ineffectiveness	2	4	3
Foreign exchange gain on translation of foreign assets/liabilities	10	-	12
Hyperinflation accounting adjustment	3	9	14
Total finance income	46	59	60

5. Income tax
Analysis of charge in the year:

	2025 $m	2024 $m	2023 $m
Current tax charge	119	110	114
Adjustment in respect of previous periods	(5)	6	(11)
Total current tax	114	116	103
Deferred tax (credit)/charge	(14)	9	31
Deferred tax adjustment in respect of previous periods	-	(9)	(5)
Total deferred tax	(14)	-	26
Continuing tax charge	100	116	129
Discontinued income tax charge	16	9	11
Total tax charge	116	125	140

The income tax charge for the period at actual exchange rates was $100m on the reported profit before tax of $390m, giving an effective tax rate (ETR) of 25.6% (2024: 25.1%; 2023: 22.8%). The Group's ETR before amortisation of intangible assets (excluding computer software), one-off and adjusting items and the net interest adjustments for 2025 was 25.3% (2024: 24.2%; 2023: 23.8%). Adjusted ETR is higher this year compared to last year due to a larger deferred tax asset recognised on losses in 2024. This compares with a blended rate of tax for the countries in which the Group operates of 25.3% (2024: 25.3%; 2023: 25.1%).

The cash tax paid for the year was $104m (2024: $111m). The decrease was attributable mainly to one-off US tax deductions resulting from the One Big Beautiful Bill Act enacted on 4 July 2025.

	2025 $m	2024 $m
Deferred Tax at 1 January	(595)	(604)
Exchange differences	(7)	1
Impact of business combinations & disposals	43	25
Credited/(Charged) to the income statement	6	(5)
Credited/(Charged) to other comprehensive income	18	(8)
Credited/(Charged) to equity	1	(4)
Deferred Tax at 31 December	(534)	(595)

A deferred tax asset of $56m has been recognised in respect of losses which are expected to be utilised within 10 years (2024: $51m), of which $41m (2024: $38m) relates to UK losses (excluding capital losses) carried forward at 31 December 2025 (both amounts having increased due to foreign exchange translation by $3m during the year). These amounts have been calculated by estimating the future taxable profits, against which the tax losses will be utilised, progressively risk-weighted, and applying the tax rates (substantively enacted as at the balance sheet date) applicable for each year.

The UK continues to apply a global minimum effective tax rate of 15% for 2025. The legislation implements a domestic top-up tax and a multinational top-up tax, however, the group does not expect a material top up tax each year (less than $1m).

6. Earnings per share

Basic earnings per share is calculated by dividing the profit after tax attributable to equity holders of the Company by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust (see note at the bottom of the Consolidated Statement of Changes in Equity) which are treated as cancelled, and including share options for which all conditions have been met.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group's potentially dilutive ordinary shares relate to the contingent issuable shares under the Group's long-term incentive plans (LTIPs) to the extent that the performance conditions have been met at the end of the period. These share options are issued for nil consideration to employees if performance conditions are met.

For the calculation of diluted earnings per share, 477,325 share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2025 (2024: 435,578; 2023: 18,422).

Details of the calculation of earnings per share are set out below:

	2025 $m	2024 $m	2023 $m
Profit attributable to equity holders of the Company from continuing operations	290	346	437
Profit attributable to equity holders of the Company from discontinued operations	180	46	37
Total profit attributable to equity holders of the Company	470	392	474

Weighted average number of ordinary shares in issue (million)	2,524	2,521	2,516
Adjustment for potentially dilutive shares (million)	11	7	11
Weighted average number of ordinary shares for diluted earnings per share (million)	2,535	2,528	2,527

Earnings per share for continuing operations
Basic earnings per share (cents)	11.49	13.72	17.37
Diluted earnings per share (cents)	11.44	13.69	17.29

Earnings per share for discontinued operations
Basic earnings per share (cents)	7.13	1.82	1.47
Diluted earnings per share (cents)	7.10	1.82	1.46

Total earnings per share
Basic earnings per share (cents)	18.62	15.54	18.84
Diluted earnings per share (cents)	18.54	15.51	18.75

7. Dividends

Dividend distribution to the Company's shareholders is recognised as a liability in the Consolidated Financial Statements in the period in which the dividends are approved by the Company's shareholders. Interim dividends are recognised when paid.

	2025 $m	2024 $m	2023 $m
2022 final dividend paid - 6.50 cents per share 1	-	-	165
2023 interim dividend paid - 3.44 cents per share 2	-	-	87
2023 final dividend paid - 7.41 cents per share 1	-	186	-
2024 interim dividend paid - 4.15 cents per share 2	-	106	-
2024 final dividend paid - 7.91 cents per share 1	198	-	-
2025 interim dividend paid - 4.15 cents per share	106	-	-
	304	292	252

1. Represented at exchange rate prevailing at AGM's date (2024: 5.93 pence per share; 2023: 5.93 pence per share)

2. Represented at exchange rate prevailing at date of announcement (2024: 3.16 pence per share; 2023: 2.75 pence per share)

An interim dividend of 4.15 cents per share was paid on 22 September 2025, amounting to $106m. A final dividend in respect of 2025 of 8.24 cents per share is to be proposed at the Annual General Meeting on 7 May 2026.

The aggregate amount of the proposed dividend to be paid out of retained earnings at 31 December 2025, but not recognised as a liability at year end, is $208m (2024: $198m; 2023: $186m).

8. Discontinued operations

Rentokil Initial plc announced that it entered into an agreement for the intended sale of its Workwear business in France with H.I.G. Capital (the Proposed Transaction) on 28 May 2025 which was subsequently completed on 30 September 2025. Financial information relating to the discontinued operation to the date of disposal is set out below.

The financial performance and cash flow information presented below are for the nine months ended 30 September 2025, the year ended 31 December 2024, and the year ended 31 December 2023.

	2025 $m	2024 $m	2023 $m
Revenue	261	324	302
Operating expenses	(186)	(266)	(252)
Net impairment losses on financial assets	(1)	(1)	-
Operating profit	74	57	50
Finance cost	(2)	(2)	(2)
Profit before income tax	72	55	48
Income tax expense	(16)	(9)	(11)
Profit after income tax of discontinued operations	56	46	37
Profit on sale of the subsidiary after income tax	124	-	-
Profit from discontinued operations	180	46	37
Profit for the period attributable to:
Equity holders of the Company	180	46	37
Other comprehensive income:
Items that may be reclassified subsequently to the income statement:
Net exchange adjustments offset in reserves	38	(12)	7
Net (loss)/gain on net investment hedge	(11)	8	(5)
Other comprehensive income for the period	27	(4)	2
Total comprehensive income for the period	207	42	39
Total comprehensive income for the period attributable to:
Equity holders of the Company	207	42	39

Net cash generated from operating activities	100	125	114
Net cash flows from investing activities	318	(85)	(85)
Net cash flows from financing activities	(6)	(8)	(7)
Net increase in cash generated by discontinued operations	412	32	22

The carrying amounts of assets and liabilities as at the date of sale were:

At 30 September 2025 $m
Assets
Intangible assets	8
Property, plant and equipment	287
Right-of-use assets	22
Contract costs	20
Inventories	12
Trade and other receivables	82
Cash and cash equivalents	6
437
Liabilities
Trade and other payables	(112)
Lease liabilities	(20)
Deferred and current tax	(56)
Retirement benefit obligations	(8)
Provisions	(9)
(205)
Net assets and liabilities disposed	232

Cash consideration received	397
Carrying amount of net assets sold	(232)
Gain on sale before income tax and reclassification of foreign currency translation reserve	165
Cumulative exchange recycled from translation reserve	(38)
Cumulative reserve recycled from net investment hedge reserve	11
Costs related to disposal	(14)
Net profit on disposal	124

9. Business combinations

All business combinations are accounted for using the purchase method (acquisition accounting) in accordance with IFRS 3 Business Combinations. The cost of a business combination is the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued by the Group. The cost of a business combination is allocated at the acquisition date by recognising the acquiree's identifiable assets, liabilities, and contingent liabilities that satisfy the recognition criteria at their fair values. Any excess of the purchase price over the fair value of the identifiable assets and liabilities is recognised as goodwill. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

An intangible asset is recognised if it meets the definition under IAS 38 Intangible Assets. The intangible assets arising on acquisition are goodwill, customer lists, and brands. Goodwill represents the synergies, workforce, and other benefits expected as a result of combining the respective businesses. Customer lists and brands are recognised at their fair value at the date of acquisition using an income-based approach, which involves the use of assumptions including customer termination rates, profit margins, contributory asset charges, and discount rates.

At the date of acquisition, deferred and contingent consideration represents its fair value, with subsequent changes after the measurement period being recognised in the income statement. Costs directly attributable to business combinations are charged to the income statement as incurred and presented as one-off and adjusting items.

Disclosures required by IFRS 3 Business Combinations are provided separately for those individual acquisitions that are considered to be material, and in aggregate for individually immaterial acquisitions. An acquisition would generally be considered individually material if the impact on the Group's revenue and Adjusted Operating Profit measures (on an annualised basis) is greater than 5%, or the impact on goodwill is greater than 10% of the closing balance for the period. There were no individually material acquisitions in the year (2024: none).

During the year, the Group purchased 100% of the share capital or trade and assets of 36 companies and businesses (2024: 36). The total consideration in respect of these acquisitions was $115m (2024: $232m), and the cash outflow from current and past period acquisitions net of cash acquired was $121m (2024: $219m).

Goodwill on all acquisitions represents the synergies and other benefits expected to be realised from integrating acquired businesses into the Group, such as improved route density, expansion in use of best-in-class digital tools, and back office synergies. Details of goodwill and the fair value of net assets acquired in the year are as follows:

	2025 $m	2024 $m
Purchase consideration
- Cash paid	90	147
- Deferred and contingent consideration	25	85
Total purchase consideration	115	232
Provisional fair value of net assets acquired	(44)	(65)
Goodwill from current-year acquisitions	71	167
Goodwill expected to be deductible for tax purposes	48	105

Deferred consideration of $12m and contingent consideration of $13m are payable in respect of the above acquisitions (2024: $44m and $41m respectively). Contingent consideration is payable based on a variety of conditions, including revenue and profit targets being met. Amounts for both deferred and contingent consideration are payable over the next five years. The Group has recognised contingent and deferred consideration based on fair value at the acquisition date. A range of outcomes for contingent consideration payments cannot be estimated due to the variety of performance conditions and the volume of businesses the Group acquires. During the year, there were releases of contingent consideration liabilities not paid of $25m (2024: $9m).

The fair values6 of assets and liabilities arising from acquisitions in the year are as follows:

	2025 $m	2024 $m
Non-current assets
- Intangible assets1	47	72
- Property, plant and equipment2	4	14
Current assets3	9	35
Current liabilities4	(4)	(30)
Non-current liabilities5	(12)	(26)
Net assets acquired	44	65

1. Includes $46m (2024: $59m) of customer lists and $1m (2024: $13m) of other intangibles.

2. Includes $1m (2024: $5m) of ROU assets.

3. Includes cash acquired of $2m (2024: $3m), inventory of $2m (2024: $14m), and trade and other receivables of $5m (2024: $18m).

4. Includes trade and other payables of $4m (2024: $30m).

5. Includes $8m of deferred tax liabilities relating to acquired intangibles (2024: $11m), lease liabilities of $1m (2024: $5m), and other liabilities of $3m (2024: $10m).

6. The fair values of assets and liabilities from acquisitions in the current year will be finalised in the 2025 Financial Statements. These fair values are provisional as the acquisition accounting has not yet been finalised, primarily due to the proximity of many acquisitions to the year end.

The cash outflow from current and past acquisitions is as follows:

	2025 $m	2024 $m
Total purchase consideration	115	232
Consideration payable in future periods	(25)	(85)
Purchase consideration paid in cash	90	147
Cash and cash equivalents in acquired companies and businesses	(2)	(3)
Cash outflow on current period acquisitions	88	144
Deferred and contingent consideration paid	33	75
Cash outflow on current and past acquisitions	121	219

From the dates of acquisition to 31 December 2025, new acquisitions contributed $29m to revenue and $3m to operating profit (2024: $86m and $2m respectively).

If the acquisitions had occurred on 1 January 2025, the revenue and operating profit of the combined Group would have amounted to $6,943m and $584m respectively (2024: $6,689m and $646m respectively).

10. Intangible assets

Intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses, where applicable.
A breakdown of intangible assets is as shown below:

	Goodwill $m	Customer lists $m	Indefinite- lived brands $m	Other intangibles $m	Product development $m	Computer software $m	Total $m
Cost
At 1 January 2024	6,471	1,860	1,436	97	83	291	10,238
Exchange differences	(51)	(48)	(2)	(1)	(1)	(7)	(110)
Additions	-	-	-	-	11	59	70
Disposals/retirements	-	(29)	-	(3)	-	(28)	(60)
Acquisition of companies and businesses	144	47	-	13	-	-	204
Hyperinflationary adjustment	12	5	-	1	-	-	18
At 31 December 2024	6,576	1,835	1,434	107	93	315	10,360
At 1 January 2025	6,576	1,835	1,434	107	93	315	10,360
Exchange differences	64	61	1	4	7	19	156
Additions	-	-	-	-	14	47	61
Disposals/retirements	(5)	(109)	-	(7)	-	(29)	(150)
Acquisition of companies and businesses	71	46	-	1	-	-	118
Hyperinflationary adjustment	-	2	-	-	-	-	2
At 31 December 2025	6,706	1,835	1,435	105	114	352	10,547
Accumulated amortisation and impairment
At 1 January 2024	(81)	(878)	-	(50)	(56)	(203)	(1,268)
Exchange differences	6	35	-	1	2	5	49
Disposals/retirements	-	29	-	3	-	26	58
Hyperinflationary adjustment	(10)	(2)	-	(1)	-	-	(13)
Impairment charge	(36)	-	-	-	(3)	-	(39)
Amortisation charge	-	(194)	-	(11)	(10)	(33)	(248)
At 31 December 2024	(121)	(1,010)	-	(58)	(67)	(205)	(1,461)
At 1 January 2025	(121)	(1,010)	-	(58)	(67)	(205)	(1,461)
Exchange differences	(1)	(49)	-	(2)	(6)	(14)	(72)
Disposals/retirements	-	109	-	7	-	25	141
Hyperinflationary adjustment	-	(2)	-	-	-	-	(2)
Amortisation charge	-	(182)	-	(7)	(10)	(37)	(236)
At 31 December 2025	(122)	(1,134)	-	(60)	(83)	(231)	(1,630)
Net book value
At 1 January 2024	6,390	982	1,436	47	27	88	8,970
At 31 December 2024	6,455	825	1,434	49	26	110	8,899
At 31 December 2025	6,584	701	1,435	45	31	121	8,917

The main categories of intangible assets are as follows:

Intangible assets - finite useful lives

Intangible assets with finite useful lives are initially measured at either cost or fair value and amortised on a straight-line basis over their useful economic lives, which are reviewed on an annual basis. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may exceed its recoverable amount. The fair value attributable to intangible assets acquired through a business combination is determined by discounting the expected future cash flows to be generated from that asset at the risk-adjusted weighted average cost of capital for the Group. The residual values of intangible assets are assumed to be $nil.

The estimated useful economic lives of intangible assets are as follows:

Customer lists:	3 to 15 years
Other intangibles:	2 to 15 years
Product development:	2 to 5 years
Computer software:	3 to 5 years
The following are the main categories of intangible assets with finite useful lives:

(a) Customer lists

Customer lists are acquired as part of business combinations. No value is attributed to internally generated customer lists.

(b) Other intangibles

Other intangibles consists of brands with finite useful lives and intellectual property. Brands are acquired as part of business combinations. No value is attributed to internally generated brands as expenditure incurred to develop, maintain, and renew brands internally is recognised as an expense in the period incurred. Intellectual property costs are incurred in acquiring and maintaining patents and licences. These are recognised only if the cost can be measured reliably, and they are expected to generate economic benefits beyond one year, in excess of their cost.

(c) Product development

Costs incurred in the design and testing of new or improved products are recognised as intangible assets only if the cost can be measured reliably, and it is probable that the project will be a success considering its commercial and technological feasibility. Capitalised product development expenditure is measured at cost less accumulated amortisation.

Other development expenditure and all research expenditure are recognised as an expense as incurred and amount to $4m in the year (2024: $5m).

Development costs recognised as an expense are never reclassified as an asset in a subsequent period. Development costs that have been capitalised are amortised from the date the product is made available.

(d) Computer software

Costs that are directly associated with the production of identifiable and unique software products that are controlled by the Group (including employee costs and external software development costs) are recognised as intangible assets, if they are expected to generate economic benefits beyond one year in excess of their cost. Purchased computer software is initially recognised based on the costs incurred to acquire and bring it into use.

Costs associated with maintaining computer software are recognised as an expense in the period in which they are incurred.

Intangible assets - indefinite useful lives

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired business at the date of acquisition. It is recognised as an intangible asset. Goodwill arising on the acquisition of an associate is included in investments in associates.

(b) Brands with indefinite useful lives

Brands with indefinite useful lives are acquired as part of business combinations. No value is attributed to internally generated brands as expenditure incurred to develop, maintain, and renew brands internally is recognised as an expense in the period incurred.

The Terminix US and Terminix International brands are considered to have indefinite useful lives due to their long history in the US (being founded in 1927) and having a strong brand equity in the US for much of their history and now internationally. The Group plans to continue to support and invest in the Terminix brand; it controls all the associated assets that support the underlying business, and therefore it is considered that there is no foreseeable limit on the period over which these brands will continue to generate net cash inflows.

Goodwill and brands with indefinite useful lives are tested annually for impairment and carried at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to cash-generating unit groups (CGU groups) identified according to region of operation and reportable business unit. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

At the start of 2025, management reviewed its grouping of CGUs and its allocation of goodwill for the purposes of assessing impairment based on the lowest level at which the goodwill is monitored. Based on this review, management has determined that the Group now has six CGU groups. These are North America, UK & SSA, Europe, LATAM, Asia & MENAT and Pacific. The key factors considered in management's conclusion included the change in reporting segments to North America and International, to reflect the high proportion of business in the US, and the subsequent allocation of resources based on the results for each operating segment.

Before initiating the change in CGU grouping, in accordance with IAS 36, management performed a value-in-use impairment test on the pre-existing CGU groups and determined there to be no impairment of goodwill within any of the groups.

The recoverable amount of a CGU group is determined based on the higher of value-in-use calculations using cash flow projections, and fair value less costs to sell. The cash flow projections in year one are based on financial budgets approved by management, which are prepared as part of the Group's normal planning process. Cash flows for years two to five use management's expectation of revenue growth and operating profit margin, based on past experience and expectations regarding future performance and profitability for each CGU group. Cash flows beyond the five-year period are extrapolated using estimated long-term growth rates (LTGR).

Cash flow projections included in the impairment review models include management's view of the impact of climate change, including costs related to the effects of climate change, as well as the future costs of the Group's commitment to reach net zero by 2040 and costs of compliance with current legal requirements. The potential increased costs, to meet these commitments less any benefits that may occur, are not expected to be material and therefore have not resulted in any impairments during 2025.

A breakdown of goodwill by region is shown below:

	2025 $m	2024 $m
North America	5,718	5,668
International
Europe	250	218
UK & Sub-Saharan Africa	149	138
Asia & MENAT	232	229
LATAM	77	61
Pacific	158	141
Sub-total International	866	787
Total	6,584	6,455

Impairment tests for goodwill and brands with indefinite useful lives

All CGU groups were supported through the value-in-use approach. During the year, the Group recognised no goodwill impairments (2024: $36m). For all goodwill and indefinite-lived brands balances, it can be demonstrated that there is sufficient headroom in the recoverable amount of the CGU goodwill balances based on the assumptions made, and there is no reasonably likely scenario under which material impairment could be expected to occur in the next 12 months based on the testing performed.

The key assumptions used by CGU groups for value-in-use calculations were:

	2025 long-term growth rate1	2025 pre-tax discount rate	2024 long-term growth rate¹	2024 pre-tax discount rate
North America	2.2%	10.3%	2.0-2.1%	8.5-8.7%
International
Europe	1.9%	9.9%	1.7-2.5%	8.0-10.8%
UK & Sub-Saharan Africa	2.3%	10.9%	2.0%	9.3-11.1%
Asia & MENAT	2.7%	13.1%	2.0-4.0%	7.7-14.1%
LATAM	2.4%	12.9%	2.3-3.0%	11.2-17.11%
Pacific	2.4%	10.0%	2.0-2.5%	10.3-10.9%

1. Source: imf.org.

The growth rates used by CGU groups are based on the LTGR predicted for the relevant sector and countries in which a business operates. They do not exceed the long-term average growth rate for that industry or countries. The pre-tax discount rates are internally calculated weighted average cost of capital for each category and region weighted based on the profit contribution to the region. The pre-tax discount rates are based on current prices, therefore future cash flow projections include inflation-linked measures.

11. Net debt

Net debt is used to assess the Group's financial capacity. Net debt is not a measure defined by IFRS. Management defines net debt as the total of bank and other borrowings, lease liabilities, other investments, fair value of debt-related derivatives, and cash and cash equivalents (as presented in the Consolidated Balance Sheet).

Closing net debt comprises:
	2025 $m	2024 $m
Current
Cash and cash equivalents in the Consolidated Balance Sheet	2,319	1,158
Other investments1	2	1
Fair value of debt-related derivatives	56	(3)
Bank and other short-term borrowings2	(1,411)	(1,460)
Lease liabilities	(171)	(163)
Non-current
Fair value of debt-related derivatives	103	(29)
Bank and other long-term borrowings3	(4,156)	(3,127)
Lease liabilities	(392)	(394)
Total net debt	(3,650)	(4,017)

1. Net debt excludes other investments which are non-cash, such as the investment in unlisted shares.

2. Bank and other short-term borrowings consists of $586m bond debt (2024: $nil), $730m overdraft (2024: $692m), $30m loans (2024: $720m), and $65m bond accruals (2024: $48m).

3. Bank and other long-term borrowings consists of $4,155m bond debt (2024: $3,122m) and $1m loans (2024: $5m).

The currency split and cash flows of bank, other borrowings, and debt-related derivatives are as follows:

	2025 $m	2024 $m
Pound sterling	1,265	1,153
Euro	1,243	1,093
US dollar	2,860	2,362
Other currencies	40	11
Carrying value	5,408	4,619
Effect of discounting	844	484
Undiscounted value	6,252	5,103
Analysis of undiscounted cash flows of bank and other borrowings:
Less than one year	1,461	1,565
Between one and five years	3,573	2,314
More than five years	1,218	1,224
Future minimum payments	6,252	5,103

Reconciliation of net change in cash and cash equivalents to net debt:

	Opening 2025 $m	Cash flows $m	Non-cash (fair value changes, accruals and acquisitions) $m	Non-cash (foreign exchange,additionsand other) $m	Closing 2025 $m
Bank and other short-term borrowings	(1,460)	700	(65)	(586)	(1,411)
Bank and other long-term borrowings	(3,127)	(1,232)	-	203	(4,156)
Lease liabilities	(557)	223	(176)	(53)	(563)
Other investments	1	1	-	-	2
Fair value of debt-related derivatives	(32)	39	(58)	210	159
Gross debt	(5,175)	(269)	(299)	(226)	(5,969)
Cash and cash equivalents in the Consolidated Balance Sheet	1,158	1,161	-	-	2,319
Net debt	(4,017)	892	(299)	(226)	(3,650)

	Opening 2024 $m	Cash flows $m	Non-cash(fair value changes,accruals andacquisitions) $m	Non-cash(foreign exchange,additionsand other) $m	Closing 2024 $m
Bank and other short-term borrowings	(1,444)	769	(126)	(659)	(1,460)
Bank and other long-term borrowings	(4,016)	-	-	889	(3,127)
Lease liabilities	(567)	216	(186)	(20)	(557)
Other investments	1	-	-	(0)	1
Fair value of debt-related derivatives	29	87	(9)	(139)	(32)
Gross debt	(5,997)	1,072	(321)	71	(5,175)
Cash and cash equivalents in the Consolidated Balance Sheet	1,989	(814)	-	(17)	1,158
Net debt	(4,008)	258	(321)	54	(4,017)

Included within the net decrease in cash and cash equivalents is $9m (2024: $11m) cash paid on debt-related foreign exchange forward contracts (which is included within financing activities in the Consolidated Cash Flow Statement).

The total cash inflow in borrowings of $532m (2024: $464m outflow) includes $1,232m proceeds from new debt (included in financing activities) (2024:$nil) and $700m debt repayment (included in financing activities) (2024: $464m).

The derivatives cash outflow of $39m (2024: $85m outflow) includes $9m (2024: $49m outflow) of cash paid on debt-related foreign exchange swaps (included in financing activities) and $30m (2024: $36m) interest paid (included in operating activities).

The cash outflow of $223m from lease liabilities (2024: $216m) includes $192m (2024: $185m) capital paid (included within financing activities) and $31m (2024: $31m) interest paid (included in operating activities).

Fair value is equal to carrying value for all elements of net debt with the exception of bond debt which has a carrying value of $4,748m (2024: $3,122m) and a fair value of $4,814m (2024: $3,105m).

The Group operates notional pooling arrangements whereby cash balances and overdrafts held within the same bank have a legal right of offset. Derivative financial instruments held with the same bank and having a legal right to offset are shown net. The following table shows the effect of offsetting in the balance sheet due to financial instruments subject to enforceable netting arrangements:

	Gross amount 2025 $m	Gross amounts set off in the balance sheet 2025 $m	Net amounts presented in the balance sheet 2025 $m	Amount subject to master netting arrangement 2025 $m	Net amount 2025 $m
Financial assets
Cash and cash equivalents	2,319	-	2,319	(730)	1,589
Trade and other receivables1	1,119	-	1,119	-	1,119
Other financial assets	2	-	2	-	2
Derivative financial instruments	182	-	182	(21)	161
Total	3,622	-	3,622	(751)	2,871
Financial liabilities
Trade and other payables2	(1,037)	-	(1,037)	-	(1,037)
Borrowings	(5,567)	-	(5,567)	730	(4,837)
Lease liabilities	(563)	-	(563)	-	(563)
Derivative financial instruments	(23)	-	(23)	21	(2)
Total	(7,190)	-	(7,190)	751	(6,439)

	Gross amount 2024 $m	Gross amounts set off in the balance sheet 2024 $m	Net amounts presented in the balance sheet 2024 $m	Amount subject to master netting arrangement 2024 $m	Net amount 2024 $m
Financial assets
Cash and cash equivalents	1,158	-	1,158	(691)	467
Trade and other receivables1	1,112	-	1,112	-	1,112
Other financial assets	1	-	1	-	1
Derivative financial instruments	8	-	8	(2)	6
Total	2,278	-	2,278	(693)	1,585
Financial liabilities
Trade and other payables2	(1,060)	-	(1,060)	-	(1,060)
Borrowings	(4,587)	-	(4,587)	691	(3,896)
Lease liabilities	(557)	-	(557)	-	(557)
Derivative financial instruments	(40)	-	(40)	2	(38)
Total	(6,244)	-	(6,244)	693	(5,551)

1. Trade and other receivables exclude prepayments of $84m (2024: $96m)

2. Trade and other payables exclude social security & other taxes of $109m (2024: $114m) and contract liabilities of $292m (2024: $312m)

12. Analysis of bank and bond debt

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are classified as current liabilities unless the Group has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date.

The Group's bank debt facilities comprise:
	Facility amount 2025 $m	Drawn at year end 2025 $m	Headroom 2025 $m	Interest rate at year end 2025%	Facility amount 2024 $m	Drawn at year end 2024 $m	Headroom 2024 $m	Interest rateat year end 2024%
Current
$700m term Loan due October 2025 (repaid April 2025)	-	-	-	-	700	700	-	5.18
$50m term loan due May 2025 (ended April 2025)	-	-	-	-	50	-	50	0.21
Non-current
$1.0bn RCF due October 2029	1,000	-	1,000	0.14	1,000	-	1,000	0.14

During April 2025, the Group fully repaid the $700m term loan with proceeds from new bonds (totalling $1.25bn) issued and terminated the $50m term loan.

The Revolving Credit Facility (RCF) remained undrawn throughout 2024 and 2025. There are no financial covenants associated with the RCF or any other debt facility.

Medium-term notes and bond debt comprises:
	Bond interest coupon 2025	Effective hedged interest rate 2025	Bond interest coupon 2024	Effective hedged interest rate 2024
Current
€500m bond due May 2026	Fixed 0.875%	Fixed 2.73%	Fixed 0.875%	Fixed 2.72%
Non-current
€850m bond due June 2027	Fixed 3.875%	Fixed 4.81%	Fixed 3.875%	Fixed 5.05%
€600m bond due October 2028	Fixed 0.500%	Fixed 2.17%	Fixed 0.500%	Fixed 2.17%
€600m bond due June 20301	Fixed 4.375%	Fixed 4.55%	Fixed 4.375%	Fixed 4.67%
£400m bond due June 20321	Fixed 5.000%	Fixed 5.35%	Fixed 5.000%	Fixed 5.30%
$750m bond due April 20302	Fixed 5.000%	Fixed 5.20%	-	-
$500m bond due April 20352	Fixed 5.625%	Fixed 5.73%	-	-
Average cost of bond debt at year-end rates		4.38%		4.16%

1. Bonds not in hedging relationship in 2024.

2. Bonds not in hedging relationship in 2025.

During April 2025, the Group issued two new bonds totalling $1.25bn, consisting of $750m due 2030 and $500m due 2035. Part of the proceeds was used to settle the $700m term loan.

On 2 March 2026, Rentokil Initial plc redeemed in full the €500m 0.8750% Senior Unsecured Notes due 30 May 2026, at their principal amount together with accrued interest. The redemption was carried out in accordance with the terms and conditions of the notes.

The effective hedged interest rate reflects the interest rate payable after the impact of interest due from cross-currency swaps. The Group's hedging strategy is to hold foreign currency debt in proportion to foreign currency profit and cash flows, which are mainly in Euro and US dollar. As a result, the Group has swapped a portion of the bonds it has issued into US dollars, thus increasing the effective hedged interest rate.

The Group considers the fair value of other current liabilities to be equal to the carrying value.

13. Fair value estimation

All financial instruments held at fair value are classified by reference to the source of inputs used to derive the fair value. The following hierarchy is used:

Level 1 -	unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 -	inputs other than quoted prices that are observable for the asset or liability, either directly as prices or indirectly through modelling based on prices; and
Level 3 -	inputs for the asset or liability that are not based on observable market data.
Financial instrument	Hierarchy level	Valuation method
Financial assets traded in active markets	1	Current bid price
Financial liabilities traded in active markets	1	Current ask price
Listed bonds	1	Quoted market prices
Money market funds	1	Quoted market prices
Interest rate/currency swaps	2	Discounted cash flow based on market swap rates
Forward foreign exchange contracts	2	Forward exchange market rates
Borrowings not traded in active markets (term loans and uncommitted facilities)	2	Nominal value
Money market deposits	2	Nominal value
Trade payables and receivables	2	Nominal value less estimated credit adjustments
Contingent consideration (including put option liability)	3	Discounted cash flow using weighted average cost of capital

	Fair value assets 2025 $m	Fair value liabilities 2025 $m	Fair value assets 2024 $m	Fair value liabilities 2024 $m
Cross currency interest rate swaps and interest rate swaps (level 2):
- non-hedge	-	-	-	-
- net investment hedge	144	(10)	29	(23)
- cash flow hedge	29	(7)	1	(35)
- fair value hedge	4	(6)	-	-
Foreign exchange swaps (level 2):
- non-hedge	5	-	-	(4)
	182	(23)	30	(62)
Analysed as follows:
Current portion	61	(5)	-	(4)
Non-current portion	121	(18)	30	(58)
Derivative financial instruments	182	(23)	30	(62)

Contingent consideration (including put option liability) (level 3)	-	(70)	-	(94)
Analysed as follows:
Current portion	-	(49)	-	(47)
Non-current portion	-	(21)	-	(47)
Other payables	-	(70)	-	(94)

Certain interest rate swaps have been bifurcated to manage different foreign exchange risks. The interest rate swaps are shown on the balance sheet as net derivative assets of $182m (2024: $8m) and net derivative liabilities of $22m (2024: $40m).

Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction), there are not considered to be any changes in input that would have a material impact on the contingent consideration liability.
	Contingent consideration 2025 $m	Contingent consideration 2024 $m
At 1 January	94	97
Exchange differences	7	(3)
Acquisitions	13	39
Payments	(17)	(32)
Unused amount reversed	(25)	(9)
Revaluation of put option	(2)	2
At 31 December	70	94

Fair value is equal to carrying value for all other trade and other payables.

The table below analyses the Group's undiscounted cash flows on borrowings and derivative financial instruments that will be settled on a gross basis, into relevant maturity groupings based on the remaining period to the contractual maturity date at the balance sheet date.

	Less than 1 year $m	Between 1 and 5 years $m	More than 5 years $m	Total $m
At 31 December 2025
Non-derivative financial instruments
Borrowings	(1,518)	(3,676)	(1,217)	(6,411)
	(1,518)	(3,676)	(1,217)	(6,411)
Derivative financial instruments
Cross-currency interest rate swaps:
- outflow	(802)	(1,349)	-	(2,151)
- inflow	836	1,444	-	2,280
Interest rate swaps:
- outflow	(3)	(7)	-	(10)
- inflow	-	-	8	8
Foreign exchange swaps:
- outflow	(284)	-	-	(284)
- inflow	289	-	-	289
Foreign exchange forwards:
- outflow	(48)	-	-	(48)
- inflow	48	-	-	48
	35	88	8	131
Net outflow	(1,483)	(3,588)	(1,209)	(6,280)
At 31 December 2024
Non-derivative financial instruments
Borrowings	(1,534)	(2,314)	(1,224)	(5,072)
	(1,534)	(2,314)	(1,224)	(5,072)
Derivative financial instruments
Cross-currency interest rate swaps:
- outflow	(59)	(2,122)	-	(2,181)
- inflow	31	2,032	-	2,063
Interest rate swaps:
- outflow	-	-	-	-
- inflow	-	-	-	-
Foreign exchange swaps:
- outflow	(455)	-	-	(455)
- inflow	451	-	-	451
Foreign exchange forwards:
- outflow	(13)	-	-	(13)
- inflow	13	-	-	13
	(32)	(90)	-	(122)
Net outflow	(1,566)	(2,404)	(1,224)	(5,194)

14. Provisions for liabilities and charges

The Group has provisions for termite damage claims, self-insurance, environmental, and other. Provisions are recognised when the Group has a present obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount is capable of being reliably estimated. If such an obligation is not capable of being reliably estimated it is classified as a contingent liability.

Future cash flows relating to these obligations are discounted when the effect is material. The effect of discounting environmental provisions and other provisions is not considered to be material due to the low level of expected future cash flows. Termite damage claim provisions and self-insurance provisions are discounted, and the majority of these provisions are held in the US. discount rate used is based on US government bond rates, and was 3.94%-5.16% (2024: 4.48%-5.25%).

	Termite damage claims $m	Self-insurance $m	Environmental $m	Other $m	Total $m
At 1 January 2024	330	209	21	14	574
Exchange differences	-	-	(1)	(1)	(2)
Additional provisions	25	126	1	10	162
Used during the year	(86)	(105)	(3)	(12)	(206)
Unused amounts reversed	(16)	-	(1)	(2)	(19)
Acquisition of companies and businesses	-	-	-	2	2
Unwinding of discount on provisions	13	1	-	-	14
At 31 December 2024	266	231	17	11	525

At 1 January 2025	266	231	17	11	525
Exchange differences	-	-	-	2	2
Additional provisions	201	126	6	10	343
Used during the year	(95)	(89)	(3)	(12)	(199)
Unused amounts reversed	-	(2)	-	(3)	(5)
Acquisition of companies and businesses	-	-	-	2	2
Disposal of companies and businesses	-	-	(9)	-	(9)
Unwinding of discount on provisions	12	1	-	-	13
At 31 December 2025	384	267	11	10	672

	2025 Total $m	2024 Total $m
Analysed as follows:
Non-current	397	381
Current	275	144
Total	672	525

Termite damage claims

The Group holds provisions for termite damage claims covered by contractual warranties. Termite damage claim provisions are subject to significant assumptions and estimation uncertainty. The assumptions included in valuing termite provisions are based on an estimate of the volume and value of future claims (based on historical), customer churn rates, discount rates and inflation. Additional amendments may be necessary based on specific underlying facts of the particular legal claim as and when they develop. These provisions are expected to be substantially utilised within the next 15 years at a declining rate. The trend of volume and value of claims is monitored and reviewed over time (with the support of external advisors). It is reasonably possible, based on experience to date, that outcomes within the next financial year that are different from the assumption could require an adjustment to the carrying amount of the provision.

The Group's provision relates to legacy customer claims (contracts from the period prior to the acquisition of Terminix), estimated at $358m (2024: $246m); and new customer claims, estimated at $26m (2024: $20m). The sensitivity of the legacy claims liability balance to changes in the inputs is illustrated as follows:

●
Discount rate - The exposure to termite damage claims is largely based within the US, therefore measurement is based on a seven-year US bond risk-free rate. During 2025, interest rates (and therefore discount rates) have decreased. Rates could move in either direction and management has modelled that an increase/decrease of 50 bps in yields would decrease/increase the provision by $7m (2024: $6m). Over the 12 months to 31 December 2025, seven-year risk-free rate yields have decreased 54 bps from 4.48% to 3.94% (2024: increased 60 bps).

●
Claim value - Claim value forecasts have been based on the latest available historical settled Termite claims. Claims values are dependent on a range of inputs including, housing costs, materials costs (e.g. timber), whether a claim becomes litigated or not, and specific circumstances including contributory factors at the premises. Management has used an average of claim costs for the last 12 months for non-litigated claims and 24 months for litigated claims, adjusted where necessary to account for ageing of claims, to determine an estimate for costs per claim. Fluctuations in input prices (e.g. timber prices), as have been experienced over recent years, means that there is potential for volatility in claim values and therefore future material changes in provisions. Management has modelled that an increase/decrease of 5% in litigated claim values would increase/decrease the provision by c.$5m (2024: $4m) and an increase/decrease of 5% in non-litigated claim values would increase/decrease the provision by c.$9m (2024: $8m). Over the 12 months to 31 December 2025, costs per litigated claim rose by c.48% (2024: rose 8%) and non-litigated costs rose by 8% (2024: 45%). Actual value of claims settled in the year to December 2025 has been at a combined cost per claim 14% higher than that seen throughout 2024. This is not representative of management's expectation of future costs as ageing of claims, which drives an increased cost per claim, has reduced in recent months along with a flattening of global inflation, and cost per claim is expected to continue to improve.

●
Claim rate - Management has estimated claim rates based on historical incurred claims. Data has been captured, to establish incidence curves that can be used to estimate likely future cash outflows. Changes in rates of claim are largely outside the Group's control and may depend on litigation trends within the US, and other external factors such as how often customers move property and how well they maintain those properties. This causes estimation uncertainty that could lead to material changes in provision measurement. Management has modelled that an increase/decrease of 5% in litigated claim rates would increase/decrease the provision by c.$5m (2024: $4m) and an increase/decrease of 5% in non-litigated claim rates would increase/decrease the provision by c.$9m (2024: $8m) accordingly. Over the 12 months to 31 December 2025, litigated claim rates rose by 75% (2024: fell 52%) and non-litigated claim rates fell by 6% (2024: rose 7%).

●
Customer churn rate - If customers choose not to renew their contracts each year, then the assurance warranty falls away. As such there is sensitivity to the assumption on how many customers will churn out of the portfolio of customers each year. Data has been captured and analysed to establish incidence curves for customer churn, and forward-looking assumptions have been made based on these curves. Changes in churn rates are subject to macroeconomic factors and the performance of the Group. A 1% increase or decrease in customer churn rates, would decrease or increase the provision by $13m (2024: $9m), accordingly. On average over the last 10 years churn rates have moved by +/- c.2% per annum (2024: +/-2%).

●
Inflation rate - The exposure to termite damage claims is largely based within the United States and therefore measurement is based on expected long term inflation trends. Settlement costs are driven by a number of factors as discussed in the claim cost section. Management has seen a trend that these costs have tracked above baseline US inflation rates and therefore a premium is taken to expected future inflation rates of 1% per annum. Rates could move in either direction and management has modelled that an increase/decrease of 50 bps would increase/decrease the provision by $6m (2024: $5m).

Self-insurance

The Group's self-insurance provisions provide coverage for exposures related to the self-insured retention (SIR), or excesses/deductibles, mainly on General (Public) Liability, Third-Party Automobile Liability and Workers' Compensation policies. In order to help mitigate the cost of external insurance, the Group self-insures a level of cover on its major insurance policies. At 31 December 2025, the Group recognised provisions of $267m (2024: $231m) in relation to these risks, and the Group retains the primary obligation for these matters. External actuaries are used to help management estimate the provisions held. Due to the nature of the claims, the timing of utilisation of these provisions is uncertain.

Based on confirmed insurance coverage, and management's assessment that reimbursement is virtually certain, a separate reimbursement asset of $43m (2024: $30m) is recognised within Other Receivables. The reimbursement asset is not offset against the related provision in accordance with IAS 37.53.

Environmental

The Group owns, or formerly owned, a number of properties in Europe and the US where environmental contamination is being managed. These issues tend to be complex to determine and resolve and may be material, although it is often not possible to accurately predict future costs of management or remediation reliably. Provisions are held where liability is probable and costs can be reliably estimated. Contingent liabilities exist where the conditions for recognising a provision under IAS 37 have not been met. The Group monitors such properties to determine whether further provisions are necessary. The provisions that have been recognised are expected to be substantially utilised within the next five years.

Other

Other provisions principally comprise amounts required to cover obligations arising and costs relating to disposed businesses and restructuring costs. Other provisions also includes costs relating to onerous contracts and property dilapidations settlements. Existing provisions are expected to be substantially utilised within the next five years.

15. Share capital

The Company's share capital is made up of the shares that have been issued to its members, whether on, or subsequent to, its incorporation. At the year end, the Company's issued share capital consisted of ordinary shares of 1p each, with one voting right per share, as detailed below.

The Company does not have a limited amount of authorised capital and does not hold any shares in treasury.

During the year, 1,500,000 new shares were issued in relation to employee share schemes.

	2025 $m	2024 $m
Issued and fully paid
At 31 December 2025 - 2,526,039,885 shares (2024: 2,524,539,885)	41	41

16. Post balance sheet events

On 2 March 2026, Rentokil Initial plc redeemed in full the €500m 0.8750% Senior Unsecured Notes due 30 May 2026, at their principal amount together with accrued interest. The redemption was carried out in accordance with the terms and conditions of the notes. There were no other significant events between 31 December 2025 and the date of approval of these accounts that would require amendments to or additional disclosures in the financial statements.

Use of Non-IFRS Measures

Reconciliation of non-IFRS measures to the nearest IFRS measure

The Group uses a number of non-IFRS measures to present the financial performance of the business. These are not measures as defined under IFRS, but management believes that these measures provide valuable additional information for users of the Financial Statements, in order to better understand the underlying trading performance in the year from activities that will contribute to future performance. The Group's internal strategic planning process is also based on these measures and they are used for management incentive purposes. They should be viewed as complements to, and not replacements for, the comparable IFRS measures. Other companies may use similarly labelled measures which are calculated differently from the way the Group calculates them, which limits their usefulness as comparative measures. Accordingly, investors should not place undue reliance on these non-IFRS measures.

The following sets out an explanation and the reconciliation to the nearest IFRS measure for each non-IFRS measure. All non-IFRS measures exclude discontinued operations unless explicitly stated otherwise.

Constant exchange rates (CER)

Given the international nature of the Group's operations, foreign exchange movements can have a significant impact on the reported results of the Group when they are translated into US dollar (the presentation currency of the Group).

In order to help understand the underlying trading performance of the business, revenue and profit measures are often presented at constant exchange rates. CER is calculated by translating prior year reported numbers at the average exchange rates for the current year. This represents a change from prior periods in which CER was calculated by a translation of current year reported numbers at the average exchange rates for the prior year. It is used to give management and other users of the accounts clearer comparability of underlying trading performance against the prior period by removing the effects of changes in foreign exchange rates. The major exchange rates used to calculate CER in 2025 are $/€0.8917 and $/£0.7613.

Comparisons are with the year ended 31 December 2024 unless otherwise stated.

Organic Revenue Growth

Acquisitions are a core part of the Group's growth strategy. The Organic Revenue Growth measures (absolute and percentage) are used to help investors and management understand the underlying performance, of the business, by identifying Organic Revenue Growth excluding the impact of Acquired Revenue. This approach isolates changes in performance of the Group that take place under the Company's stewardship, and thereby reflects the potential benefits and risks associated with owning and managing a professional services business.

Organic Revenue Growth is calculated based on year-over-year revenue growth at CER to eliminate the effects of movements in foreign exchange rates.

Acquired Revenue represents a 12-month estimate of the increase in Group revenue from each business acquired. Acquired Revenue is calculated as: (a) the revenue from the acquisition date to the year end in the year of acquisition in line with IFRS 3; and (b) the pre-acquisition revenues from 1 January up to the acquisition date in the year of acquisition. The pre-acquisition revenue is based on the previously reported revenues of the acquired entity and is considered to be an estimate.

In the year a business is acquired, all of its revenue reported under (a) above is classified as non-organic growth. In the subsequent first full financial year after acquisition, Organic Revenue Growth is calculated for each acquisition as the reported revenue less Acquired Revenue.

At a Group level, calculating Organic Revenue Growth therefore involves isolating and excluding from the total year-over-year revenue change: (i) the impacts from foreign exchange rate changes; (ii) the growth in revenues that have resulted from completed acquisitions in the current period; and (iii) the estimate of pre-acquisition revenues from each business acquired. The sum of (ii) and (iii) is equal to the total Acquired Revenues for all acquisitions. The calculated Organic Revenue is expressed as a percentage of prior year revenue. Prior year revenue is not 'pro-forma' adjusted in the calculation, as any such estimated adjustments would have an immaterial impact.

If an acquisition is considered to be a material transaction, such as the Terminix acquisition in October 2022, the above calculation is amended in order to give a 'pro-forma' view of any Organic Revenue Growth for the full financial year in the year of acquisition, as if the acquisition had been part of the Group from the beginning of the prior year. The pro-forma calculation is completed using pre-acquisition revenues to normalise current and prior periods as shown in the table below. These revenue normalisations are considered estimates, and ensure that the potentially larger Organic Revenue Growth is measured over a denominator that includes the material acquisition.

While management believes that the methodology used in the calculation of Organic Revenue is representative of the performance of the Group, the calculations may not be comparable with similarly labelled measures presented by other publicly traded companies in similar or other industries.

	North America $m	International $m	Total $m
2024 Revenue	4,164	2,453	6,617
2024 Exchange differences	(3)	40	37
2024 Revenue (at 2025 CER)	4,161	2,493	6,654
2024 Revenue from closed businesses1	(18)		(18)
Normalised 2024 Revenue (at 2025 CER) - base for Organic Revenue Growth percentage	4,143	2,493	6,636
Revenue from 2025 acquisitions (at 2025 CER)²	15	15	30
Revenue from 2024 acquisitions (at 2025 CER)³	41	31	72
Organic Revenue Growth 2025 (at 2025 CER)	95	75	170
2025 Revenue (at AER)	4,294	2,614	6,908
Organic Revenue Growth %	2.3%	3.0%	2.6%

1. The adjustment removes revenue from 1 January 2024 to 31 March 2024 from the Paragon distribution business, closed with effect from 1 April 2024.

2. Revenue from completed acquisitions in the current period.

3. Estimate of revenue from each business acquired by the Group in the previous financial year through to the 12-month anniversary of the Group's ownership.

4. Organic Revenue Growth includes Organic Revenue Growth for all entities in the Group's continuing operations as at 31 December 2024.

	North America $m	International $m	Total $m
2023 Revenue	4,112	2,273	6,385
2023 Exchange differences	(3)	31	28
2023 Revenue (at 2025 CER)	4,109	2,304	6,413
2023 Revenue from closed businesses1	(56)		(56)
Normalised 2023 Revenue (at 2025 CER) - base for Organic Revenue Growth percentage	4,053	2,304	6,357
Revenue from 2024 acquisitions (at 2025 CER)²	28	59	87
Revenue from 2023 acquisitions (at 2025 CER)³	18	30	48
Organic Revenue Growth 2024 (at 2025 CER)	62	100	162
Exchange differences	3	(40)	(37)
2024 Revenue (at AER)	4,164	2,453	6,617
Organic Revenue Growth %	1.5%	4.4%	2.6%

1. The adjustment removes revenue from 1 April 2023 to 31 December 2023 from the Paragon distribution business, closed with effect from 1 April 2024.

2. Revenue from completed acquisitions in the current period.

3. Estimate of revenue from each business acquired by the Group in the previous financial year through to the 12-month anniversary of the Group's ownership.

4. Organic Revenue Growth includes Organic Revenue Growth for all entities in the Group as at 31 December 2023.

Adjusted expenses and profit measures

Adjusted expenses and profit measures are used to give investors and management a further understanding of the underlying profitability of the business over time by stripping out income and expenses that can distort results due to their size and nature. Adjusted profit measures are calculated by adding the following items back to the equivalent IFRS profit measure:

●	amortisation and impairment of intangible assets (excluding computer software);
●	one-off and adjusting items; and
●	net interest adjustments.
Intangible assets (such as customer lists and brands) are recognised on acquisition of businesses which, by their nature, can vary by size and amount each year. Capitalisation of innovation-related development costs will also vary from year to year. As a result, amortisation of intangibles is added back to assist with understanding the underlying trading performance of the business and to allow comparability across regions and categories.

One-off and adjusting items are significant expenses or income that will have a distortive impact on the underlying profitability of the Group. Typical examples are costs related to the acquisition of businesses, gain or loss on disposal or closure of a business, material gains or losses on disposal of fixed assets, adjustments to legacy environmental and legacy termite liabilities, and payments or receipts as a result of legal disputes. An analysis of one-off and adjusting items is set out below.

Net interest adjustments are other non-cash, or one-off and adjusting accounting gains and losses, that can cause material fluctuations and distort understanding of the performance of the business, such as amortisation of discount on legacy provisions and gains and losses on hedge accounting.

Adjusted expenses are one-off and adjusting items, and Adjusted Interest. Adjusted profit measures used are Adjusted Operating Profit, Adjusted Profit Before and After Tax, and Adjusted EBITDA. Adjusted Earnings Per Share is also reported, derived from Adjusted Profit After Tax.

One-off and adjusting items

An analysis of one-off and adjusting items is set out below.

	One-off and adjusting items cost/(income) $m	One-off and adjusting items tax impact $m	One-off and adjusting items cash (outflow)/inflow $m
2023
Acquisition and integration costs	15	(2)	(16)
Fees relating to Terminix acquisition	1	-	(31)
Terminix integration costs	99	(26)	(92)
Other	4	(1)	6
Total	119	(29)	(133)
2024
Acquisition and integration costs	11	(4)	(19)
Terminix integration costs	75	(19)	(77)
Other	24	(6)	(3)
Total	110	(29)	(99)
2025
Acquisition and integration costs	(5)	1	(18)
Termite provision movement	195	(50)	-
North America transformation costs	77	(20)	(76)
Other	20	(3)	(6)
Total	287	(72)	(100)

Adjusted Interest

Adjusted Interest is calculated by adjusting the reported finance income and costs by net interest adjustments (amortisation of discount on legacy provisions and foreign exchange and hedge accounting ineffectiveness).

	2025 $m	2024 $m	2023 $m
Finance cost	250	250	232
Finance income	(46)	(59)	(60)
Add back:
Amortisation of discount on legacy provisions	(12)	(13)	(14)
Foreign exchange and hedge accounting ineffectiveness	12	(3)	15
Adjusted Interest	204	175	173

Adjusted Operating Profit

Adjusted Operating Profit is calculated by adding back one-off and adjusting items, and amortisation and impairment of intangible assets to operating profit.

	2025 $m	2024 $m	2023 $m
Operating profit	584	644	727
Add back:
One-off and adjusting items	287	110	119
Amortisation and impairment of intangible assets1	199	254	218
Adjusted Operating Profit	1,070	1,008	1,064

1. Excluding computer software.

Adjusted Profit Before and After Tax

Adjusted Profit Before Tax is calculated by adding back net interest adjustments, one-off and adjusting items, and amortisation and impairment of intangible assets to profit before tax. Adjusted Profit After Tax is calculated by adding back net interest adjustments, one-off and adjusting items, amortisation and impairment of intangible assets, and the tax effect on these adjustments to profit after tax.

2025
	IFRS measures $m	Net interest adjustments $m	One-off and adjusting items $m	Amortisation and impairment of intangibles $m	Non-IFRS measures $m
Profit before income tax	390	-	287	199	876	Adjusted Profit Before Tax
Income tax expense	(100)	1	(72)	(51)	(222)	Tax on Adjusted Profit
Profit for the period	290	1	215	148	654	Adjusted Profit After Tax

2024
	IFRS measures $m	Net interest adjustments $m	One-off and adjusting items $m	Amortisation and impairment of intangibles $m	Non-IFRS measures $m
Profit before income tax	462	16	110	254	842	Adjusted Profit Before Tax
Income tax expense	(116)	(4)	(29)	(55)	(204)	Tax on Adjusted Profit
Profit for the period	346	12	81	199	638	Adjusted Profit After Tax

2023
	IFRS measures $m	Net interest adjustments $m	One-off and adjusting items $m	Amortisation and impairment of intangibles $m	Non-IFRS measures $m
Profit before income tax	566	(1)	119	218	902	Adjusted Profit Before Tax
Income tax expense	(129)	(2)	(29)	(55)	(215)	Tax on Adjusted Profit
Profit for the period	437	(3)	90	163	687	Adjusted Profit After Tax

1. Excluding computer software.

EBITDA and Adjusted EBITDA

EBITDA is calculated by adding back finance income, finance cost, share of profit from associates net of tax, income tax expense, depreciation, amortisation and impairment of intangible assets, and other non-cash expenses to profit for the year. Adjusted EBITDA is calculated by adding back one-off and adjusting items to EBITDA.

	2025 $m	2024 $m	2023 $m
Profit for the period	290	346	437
Add back:
Finance income	(46)	(59)	(60)
Finance cost	250	250	232
Share of profit from associates net of tax	(10)	(9)	(11)
Income tax expense	100	116	129
Depreciation	329	312	300
Other non-cash expenses	31	45	37
Amortisation and impairment of intangible assets1	199	254	218
EBITDA	1,143	1,255	1,282
One-off and adjusting items	287	110	119
Adjusted EBITDA	1,430	1,365	1,401

EBITDA attributable to discontinued operations	109	139	122
EBITDA for the Group	1,252	1,394	1,404

Adjusted EBITDA attributable to discontinued operations	109	139	122
Adjusted EBITDA for the Group including discontinued operations	1,539	1,504	1,523

1. Excluding computer software.

Adjusted Earnings Per Share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares in issue during the year, and is explained in Note 6. Adjusted Earnings Per Share is calculated by dividing adjusted profit from continuing operations attributable to equity holders of the Company by the weighted average number of ordinary shares in issue and is shown below.

For Adjusted Diluted Earnings Per Share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group's potentially dilutive ordinary shares are explained in Note 6.

	2025 $m	2024 $m	2023 $m
Profit attributable to equity holders of the Company	290	346	437
Add back:
Net interest adjustments	-	16	(1)
One-off and adjusting items	287	110	119
Amortisation and impairment of intangibles1	199	254	218
Tax on above items2	(122)	(88)	(86)
Adjusted profit attributable to equity holders of the Company	654	638	687

Weighted average number of ordinary shares in issue (million)	2,524	2,521	2,516
Adjustment for potentially dilutive shares (million)	11	7	11
Weighted average number of ordinary shares for diluted earnings per share (million)	2,535	2,528	2,527

Basic Adjusted Earnings Per Share (cents)	25.91	25.31	27.31
Diluted Adjusted Earnings Per Share (cents)	25.80	25.24	27.19

1. Excluding computer software.

2. The tax effect on add-backs is as follows: one-off and adjusting items $72m (2024: $29m; 2023: $29m); amortisation and impairment of intangibles $51m (2024: $55m; 2023: $55m); and, net interest adjustments $(1)m (2024: $4m; 2023: $2m).

Adjusted cash measures

The Group aims to generate sustainable cash flow in order to support its acquisition programme and to fund dividend payments to shareholders. Management considers that this is useful information for investors. Adjusted cash measures in use are Free Cash Flow, Adjusted Free Cash Flow, and Adjusted Free Cash Flow Conversion.

Free Cash Flow

Free Cash Flow is measured as net cash flows from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment and intangible assets, cash flows related to leased assets, cash flows related to one-off and adjusting items, and dividends received from associates. These items are considered by management to be non-discretionary, as continued investment in these assets is required to support the day-to-day operations of the business. Free Cash Flow is used by management for incentive purposes and is a measure shared with and used by investors.

A reconciliation of net cash flows from operating activities in the Consolidated Cash Flow Statement to Free Cash Flow is provided in the table below.

	2025 $m	2024 $m	2023 $m
Net cash flows from operating activities	872	743	802
Purchase of property, plant, equipment	(136)	(134)	(122)
Purchase of intangible assets	(60)	(56)	(55)
Capital element of lease payments and initial direct costs incurred	(186)	(177)	(181)
Proceeds from sale of property, plant, equipment and software	20	5	17
Cash impact of one-off and adjusting items	100	99	132
Dividends received from associates	5	14	5
Free Cash Flow	615	494	598

Free Cash flow attributable to discontinued operations	21	32	22
Free Cash Flow for the Group including discontinued operations	636	526	620

Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion

Adjusted Free Cash Flow Conversion is provided to demonstrate to investors the proportion of Adjusted Profit After Tax that is converted to cash. It is calculated by dividing Adjusted Free Cash Flow by Adjusted Profit After Tax, expressed as a percentage. Adjusted Free Cash Flow is measured as Free Cash Flow adjusted for product development additions and net investment hedge cash interest through other comprehensive income. Product development additions are adjusted due to their variable size and non-underlying nature. Net investment hedge cash interest through other comprehensive income is adjusted because the cash relates to an item that is not recognised in Adjusted Profit After Tax.

	2025 $m	2024 $m	2023 $m
Free Cash Flow	615	494	598
Product development additions	13	11	13
Net investment hedge cash interest through Other Comprehensive Income	10	13	15
Adjusted Free Cash Flow (a)	638	518	626
Adjusted Profit After Tax (b)	654	638	687
Free Cash Flow conversion (a/b)	97.6%	81.2%	91.1%

Free Cash Flow conversion attributable to discontinued operations	69.4%	82.1%	62.6%
Free Cash Flow conversion for the Group including discontinued operations	96.3%	81.2%	89.7%

The nearest IFRS-based equivalent measure to Adjusted Free Cash Flow Conversion would be Cash Conversion, which is shown in the table below to provide a comparison in the calculation. Cash Conversion is calculated as net cash flows from operating activities divided by profit attributable to equity holders of the Company, expressed as a percentage. Management considers that this is useful information for investors as it gives an indication of the quality of profits, and ability of the Group to turn profits into cash flows.

	2025$m	2024$m	2023$m
Net cash flows from operating activities (a)	872	743	802
Profit attributable to equity holders of the Company (b)	290	346	437
Cash Conversion (a/b)	300.7%	214.7%	183.5%

Cash Conversion attributable to discontinued operations	55.6%	271.7%	308.1%
Cash Conversion for the Group including discontinued operations	206.8%	221.4%	193.2%

Adjusted Effective Tax Rate (Adjusted ETR)

Adjusted Effective Tax Rate is used to show investors and management the rate of tax applied to the Group's Adjusted Profit Before Tax. The measure is calculated by dividing Adjusted Income Tax Expense by Adjusted Profit Before Tax, expressed as a percentage.

	2025 $m	2024 $m	2023 $m
Income tax charge	100	116	129
Tax adjustments on:
Amortisation and impairment of intangible assets1	51	55	55
Net interest adjustments	(1)	4	2
One-off and adjusting items	72	29	29
Adjusted Income Tax Charge (a)	222	204	215
Adjusted Profit Before Tax (b)	876	842	902
Adjusted Effective Tax Rate (a/b)	25.3%	24.2%	23.8%

1. Excluding computer software.

The Group's effective tax rate (ETR) for 2025 on reported profit before tax was 25.6% (2024: 25.1%; 2023: 22.8%). The Group's Adjusted ETR before amortisation of intangible assets (excluding computer software), one-off and adjusting items, and the net interest adjustments for 2025 was 25.3% (2024: 24.2%; 2023: 23.8%). This compares with a blended rate of tax for the countries in which the Group operates of 25.3% (2024: 25.3%; 2023: 25.1%).

The Group's tax charge and Adjusted ETR will be influenced by the global mix and level of profits, changes in future tax rates and other tax legislation, foreign exchange rates, the utilisation of brought-forward tax losses on which no deferred tax asset has been recognised, the resolution of open issues with various tax authorities, acquisitions and disposals.

17. Legal statements

The financial information for the year ended 31 December 2025 contained in this preliminary announcement has been approved by the Board and authorised for release on 5 March 2026.

The financial information in this statement does not constitute the Company's statutory accounts for the years ended 31 December 2025 or 2024. The financial information for 2024 and 2025 is derived from the statutory accounts for 2024 (which have been delivered to the registrar of companies) and 2025 (which will be delivered to the registrar of companies following the AGM in May 2026). The auditors have reported on the 2024 and 2025 accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

The statutory accounts for 2025 are prepared in accordance with UK-adopted International Accounting Standards and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). The accounting policies (that comply with IFRS) used by Rentokil Initial plc ("the Group") are consistent with those set out in the 2024 Annual Report. A full list of accounting policies will be presented in the 2025 Annual Report. For details of new accounting policies applicable to the Group in 2025 and their impact please refer to Note 1.

18. 2025 Annual Report

Copies of the 2025 Annual Report will be sent to shareholders who have elected to receive hard copies on or around 25 March 2026 and will also be available from the Company's registered office by contacting the Company Secretariat (secretariat@rentokil-initial.com) and at www.rentokil-initial.com in PDF format.

19. Financial calendar

The Company's Annual General Meeting will be held at, and be broadcast from, the Company's offices at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY at 2.00pm on 7 May 2026 (UK time). Shareholders should refer to the Notice of Meeting and the Company's website at www.rentokil-initial.com/agm for further information on the AGM.

20. Responsibility statements

The Directors consider that the Annual Report, which includes the Financial Statements, complies with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority in respect of the requirement to produce an annual financial report.

Each of the Directors, whose names and functions are set out in the 2025 Annual Report, confirms that, to the best of their knowledge:

the Group Financial Statements, which have been prepared in accordance with UK-adopted International Accounting Standards and International Reporting Financial Standards as issued by the International Accounting Standards Board, give a true and fair view of the assets, liabilities, financial position and profit of the Group;

the Company's Financial Statements, which have been prepared in accordance with United Kingdom Accounting Standards, comprising FRS 101 'Reduced Disclosure Framework', give a true and fair view of the assets, liabilities, financial position and profit of the Company; and

the Annual Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

By Order of the Board

Andy Ransom
Chief Executive
5 March 2026

Cautionary statement

In order to utilise the 'safe harbour' provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA") and the general doctrine of cautionary statements, Rentokil Initial plc ("the Company") is providing the following cautionary statement: This communication contains forward-looking statements within the meaning of the PSLRA. Forward-looking statements can sometimes, but not always, be identified by the use of forward- looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms and include statements regarding Rentokil Initial's intentions, beliefs or current expectations concerning, amongst other things, the results of operations of the Company and its consolidated entities ("Rentokil Initial" or "the Group"), financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which Rentokil Initial operates. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: the Group's ability to integrate acquisitions successfully, or any unexpected costs or liabilities from the Group's disposals; difficulties in integrating, streamlining and optimising the Group's IT systems, processes and technologies, including artificial intelligence technologies; the Group's ability to attract, retain and develop key personnel to lead the Group's business; the availability of a suitably skilled and qualified labour force to maintain the Group's business; cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in the Group's IT systems or data security procedures and those of the Group's third-party service providers; inflationary pressures, such as increases in wages, fuel prices and other operating costs; weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels, especially as they may affect demand from the Group's customers; the Group's ability to implement its business strategies successfully, including achieving its growth objectives; the Group's ability to retain existing customers and attract new customers; the highly competitive nature of the Group's industries; extraordinary events that impact the Group's ability to service customers without interruption due to a material incident, including a loss of its third-party distributors; the impact of environmental, social and governance ("ESG") matters, including those related to climate change and sustainability, on the Group's business, reputation, results of operations, financial condition and/or prospects; supply chain issues, which may result in product shortages, cost increases or other disruptions to the Group's business; the Group's ability to protect its intellectual property and other proprietary rights that are material to the Group's business; the Group's reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default, fraudulent activity or litigation; any future impairment charges, asset revaluations or downgrades; failure to comply with the many laws and governmental regulations to which the Group is subject or the implementation of any new or revised laws or regulations that alter the environment in which the Group does business, as well as the costs to the Group of complying with any such changes and the risk of related litigation; termite damage claims and lawsuits related thereto and any associated impacts on the termite provision; the Group's ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides; any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, including data privacy and security, and any litigation (including class action claims and lawsuits) related to such actual or perceived failures; the identification of material weaknesses in the Group's internal control over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act; changes in tax laws and any unanticipated tax liabilities; adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing; the restrictions and limitations within the agreements and instruments governing the Group's indebtedness; a lowering or withdrawal of the ratings, outlook or watch assigned to the Group's debt securities by rating agencies; an increase in interest rates and the resulting increase in the cost of servicing the Group's debt; and exchange rate fluctuations and the impact on the Group's results or the foreign currency value of the Company's ADSs and any dividends. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. The Company cautions you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the Group's actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, Rentokil Initial assumes no obligation to update or revise the information contained herein, which speaks only as of the date hereof.

The Company makes no guarantee that trends in the management of termite damage claims will continue. Additionally, the Company makes no guarantee that its operational improvement plans will mitigate against or reduce the number of termite damage claims (litigated and non-litigated) against the Company nor that these plans will reduce the ongoing cost to resolve such claims.

Additional information concerning these and other factors can be found in Rentokil Initial's filings with the U.S. Securities and Exchange Commission ("SEC"), which may be obtained free of charge at the SEC's website, http:// www.sec.gov, and Rentokil Initial's Annual Reports, which may be obtained free of charge from the Rentokil Initial website, https://www.rentokil-initial.com

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of Rentokil Initial for the current or future financial years would necessarily match or exceed the historical published earnings per share of Rentokil Initial.

This communication presents certain non-IFRS measures, which should not be viewed in isolation as alternatives to the equivalent IFRS measure; rather they should be viewed as complements to, and read in conjunction with, the equivalent IFRS measure. Non-IFRS measures presented also include Organic Revenue Growth, One-off and adjusting items, Adjusted Interest, Adjusted Operating Profit, Adjusted Profit Before and After Tax, Adjusted EBITDA, Adjusted Earnings Per Share, Free Cash Flow, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion and Adjusted Effective Tax Rate. Definitions for these measures can be found under the Use of Non-IFRS measures section of the financial statements. The Group's internal strategic planning process is also based on these measures, and they are used for incentive purposes. These measures may not be calculated in the same way as similarly named measures reported by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 05 March 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary
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